Exhibit 2.1

Annual Information Form

Capital Power Corporation

For the year ended December 31, 2014

March 4, 2015

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	1
FORWARD-LOOKING INFORMATION	1
DEFINITIONS OF CERTAIN TERMS	3
CORPORATE STRUCTURE	8
Capital Power Corporation	8
Capital Power L.P.	9
Inter-Corporate Relationships	9
GENERAL DEVELOPMENT OF THE BUSINESS	9
Overview	9
Company History	10
BUSINESS OF CAPITAL POWER	12
Overview	12
Generation Plant Summary	13
Revenue and Volume	15
Alberta Commercial Plants	16
Alberta Contracted Plants	19
Ontario and BC Contracted Plants	19
US Contracted Plants	20
Projects Under Construction or in Advanced Stages of Development	21
Power Purchase Arrangements	22
Portfolio Optimization	23
Competitive Environment	24
Environmental Regulation	24
Health, Safety and Environment and Social Policies	29
Personnel	31
REGULATORY OVERVIEW	31
Alberta	32
Ontario	34
BC	35
United States	35
North Carolina	36
New Mexico	36
RISK FACTORS	37
COMMON AND PREFERRED DIVIDENDS	37
Common Dividends	37
Preferred Dividends	38
Dividend Reinvestment Plan	40
CAPITAL STRUCTURE	40
Capital Power Corporation	40
Capital Power L.P.	44
Capital Power GP Holdings Inc.	46
Ratings	46
MARKET FOR SECURITIES	48
DIRECTORS AND OFFICERS	51
Board of Directors	51
Executive Officers	54
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	56
Conflicts of Interest	56
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	57
TRANSFER AGENT AND REGISTRAR	57
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57
MATERIAL CONTRACTS	58
INTERESTS OF EXPERTS	65

AUDIT COMMITTEE	65
Audit Committee Mandate	65
Composition of the Audit Committee	65
Policies and Procedures for the Engagement of Audit and Non-audit Services	66
Auditor’s Fees	67
Other Committees	68
ADDITIONAL INFORMATION	68
APPENDIX A – AUDIT COMMITTEE - TERMS OF REFERENCE	A-1

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PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form (AIF) is given at or for the period ended December 31, 2014. Amounts are expressed in Canadian dollars unless otherwise indicated. All financial information presented in millions of Canadian dollars is rounded to the nearest million unless otherwise stated. Financial information is presented in accordance with Canadian generally accepted accounting principles (GAAP).

Certain capitalized terms used herein, and not otherwise defined herein, are defined under “Definitions of Certain Terms”.

This AIF provides material information about the business and operations of Capital Power Corporation.

The “Risks and Risk Management” section of the Company’s Management’s Discussion and Analysis (MD&A) dated February 20, 2015 for the year ended December 31, 2014 is incorporated herein by reference and can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

Forward-looking information or statements included in this AIF are provided to inform the Company’s shareholders and potential investors about management’s assessment of Capital Power’s future plans and operations. This information may not be appropriate for other purposes. The forward-looking information in this AIF is generally identified by words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target”, and “expect” or similar words that suggest future outcomes.

Forward-looking information in this AIF includes, among other things, information relating to: (i) expectations regarding the timing of, funding of, generation capacity of, costs for, technology selected for or commercial arrangements regarding existing, planned and potential development projects and acquisitions; (ii) expectations regarding revenues generated by existing facilities or facilities in development; (iii) expectations regarding future growth and emerging opportunities in Capital Power’s target markets including the focus on certain technologies; (iv) expectations regarding availability of fuel supply; (v) expectations regarding the timing or outcome of applications for permits or licenses, or other regulatory proceedings; (vi) the expected impact of GHG and other environmental regulations on Capital Power’s power plants, including compliance costs and the useful lives of power plants; (vii) expectations regarding proposed new environmental regulations, including the timing of such regulations coming into force, and the impact of current and new environmental regulations on Capital Power’s business, including, but not limited to, Capital Power’s compliance costs; (viii) expectations regarding the timing of collective bargaining, or the timing, effect or implementation of collective agreements; (ix) expectations regarding proposed new power market or energy resource regulations, including the timing of such regulations coming into force, and the impact of current and new power market or energy resource regulations on Capital Power; (x) the timing, imposition and impact of taxes on Capital Power; (xi) expectations related to Capital Power’s future cash requirements including interest and principal repayments, capital expenditures and dividends and distributions; (xii) expectations governing the operation of the dividend reinvestment plan for holders of Common Shares; (xiii) expectations for Capital Power’s sources of funding, adequacy and availability of committed bank credit facilities and future borrowings; and (xiv) expectations regarding power requirements and demand in Capital Power’s target markets.

These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, and other factors it believes are appropriate. The material factors and assumptions used to develop these forward-looking statements relate to: (i) electricity and other energy prices, (ii) performance, (iii) business prospects and opportunities including expected growth and capital projects, (iv) status of and impact of policy, legislation and regulations; and (v) effective tax rates.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results and experience to differ materially from the Company’s expectations. Such material risks and uncertainties include: (i) power plant availability and performance including maintenance expenditures; (ii) changes in electricity prices in markets in which Capital Power operates; (iii) regulatory and political environments including changes to environmental, financial reporting and tax legislation; (iv) acquisitions and developments including timing and costs of regulatory approvals and construction; (v) ability to fund current and future capital and working capital needs; (vi) changes in energy commodity market prices and use of derivatives; (vii) changes in market prices and availability of fuel; and (viii) changes in general economic and competitive conditions. See “Risks and Risk Management” in the Company’s MD&A dated February 20, 2015 for the year ended December 31, 2014.

Readers are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

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DEFINITIONS OF CERTAIN TERMS

Certain terms used in this AIF have the following meanings:

“AESO” means the Alberta Electric System Operator

“AESRD” means Alberta Environment and Sustainable Resource Development

“Altius” means Altius Minerals Corporation

“ATCO” means ATCO Power Canada Ltd.

“Atlantic Power” means Atlantic Power Corporation

“AUC” means the Alberta Utilities Commission

“Balancing Pool” means the Alberta Balancing Pool, an Alberta provincial government entity established to, among other things, hold certain PPAs

“BC” means the Province of British Columbia

“BC Hydro” means the British Columbia Hydro and Power Authority

“BCUC” means the British Columbia Utilities Commission

“Board” means the board of directors of Capital Power Corporation

“Capital Power” means Capital Power Corporation together with its subsidiaries on a consolidated basis, including its interest in Capital Power L.P., except where otherwise noted or the context otherwise indicates

“CCS” means carbon capture and storage

“Clover Bar” means the Clover Bar Energy Centre as further described in “Business of Capital Power — Alberta Commercial Plants — Clover Bar Energy Centre”

“CO2” means carbon dioxide

“CO2e” means carbon dioxide equivalent

“Common LP Units” means common limited partnership units in the capital of the Partnership

“Common Shares” means common shares in the capital of Capital Power Corporation

“CPC” or the “Company” means Capital Power Corporation

“CPILP” means Capital Power Income L.P., and its subsidiaries on a consolidated basis, except where otherwise noted or the context otherwise indicates

“CPLP” or the “Partnership” means Capital Power L.P. and its subsidiaries on a consolidated basis, except where otherwise noted or the context otherwise indicates

“CPLPGP” means Capital Power GP Holdings Inc., the general partner of CPLP

“DBRS” means DBRS Limited

“Element Power” means Element Power US, LLC

“Enbridge” means Enbridge Inc.

“EPA” means electricity purchase agreement or energy purchase agreement, as applicable

“EPCOR” means EPCOR Utilities Inc. collectively with its subsidiaries

“EPDC” means EPCOR Power Development Corporation

“ENMAX” means ENMAX Corporation

“ERCB” means the Energy Resources Conservation Board, an agency established by the Province of Alberta

“EUA” means the Electricity Utilities Act of the Province of Alberta

“EUB” means the Energy and Utilities Board of the Province of Alberta

“Exchangeable LP Units” means exchangeable common limited partnership units in the capital of the Partnership

“FEED” means front-end engineering and design

“FERC” means the Federal Energy Regulatory Commission of the United States of America

“FIT” means Feed-In-Tariff

“FPA” means the Federal Power Act of the United States of America

“GE” means General Electric Inc.

“Genesee 1 & 2” means, collectively, the Genesee 1 and Genesee 2 facilities as further described in “Business of Capital Power — Alberta Contracted Plants — Genesee 1 & 2”

“Genesee 3” means the Genesee 3 facility as further described in “Business of Capital Power — Alberta Commercial Plants — Genesee 3”

“Genesee 4 & 5” means the Genesee 4 and 5 facility planned for development as described in “Business of Capital Power — Projects Under Construction or in Advanced Stages of Development — Genesee 4 & 5”

“GHG” means greenhouse gases

“GHG Regulations” means the Reduction of Carbon Dioxide Emissions from Coal-Fired Generation of Electricity Regulations (SOR/ 2012-167) made pursuant to the Canadian Environmental Protection Act, 1999

“GP Units” means general partnership units in the capital of the Partnership

“GWh” means gigawatt hours

“Halkirk” means the Halkirk Wind facility as further described in “Business of Capital Power — Alberta Commercial Plants — Halkirk Wind”

“IESO” means Independent Electric System Operator

“IPO” means the July 2009 initial public offering by Capital Power Corporation of 21.75 million Common Shares at a price of $23.00 per share, pursuant to an underwriting agreement with a group of underwriters, for proceeds, net of underwriter and issue costs, of approximately $475 million

“IPP” means independent power producer

“Island Generation” means the Island Generation facility as further described in “Business of Capital Power – Ontario and BC Contracted Plants – Island Generation”

“ISO” means Independent System Operator

“ISO-NE” means the Independent System Operator for New England

“Joffre” means the Joffre Cogeneration facility as further described in “Business of Capital Power – Alberta Commercial Plants – Joffre”

“K2” means the K2 Wind Power Project under development as further described in “Business of Capital Power – Projects Under Construction or in Advanced Stages of Development – K2 Wind Power Project”

“Kingsbridge 1” means the Kingsbridge 1 Wind facility as further described in “Business of Capital Power – Ontario and BC Contracted Plants – Kingsbridge 1 Wind”

“Keephills 3” means the Keephills 3 facility as further described in “Business of Capital Power – Alberta Commercial Plants – Keephills 3”

“Limited Partnership Agreement” means the limited partnership agreement among CPC, 7181035 Canada Inc. (now Capital Power LP Holdings Inc.) and each person who is subsequently admitted to CPLP as a limited partner, dated May 29, 2009 as amended and restated as of July 9, 2009

“Macho Springs” means the Macho Springs Wind facility as further described in “Business of Capital Power – US Contracted Plants – Macho Springs”

“MSA” means the Market Surveillance Administrator for the Province of Alberta

“MTN” means medium term note

“MW” means megawatts

“MWh” means megawatt hour

“NI 52-110” means National Instrument 52-110 – Audit Committees

“NOx” means oxides of nitrogen

“NOVA” means Nova Chemicals Corporation

“OPA” means Ontario Power Authority

“Pattern” means Pattern Renewable Holdings Canada ULC

“PDN” means the Port Dover and Nanticoke Wind facility as further described in “Business of Capital Power — Ontario and BC Contracted Plants — Port Dover and Nanticoke Wind”

“PPA” means power purchase agreement or power purchase arrangement, as applicable

“Prairie Mines” means Prairie Mines and Royalty Ltd., a subsidiary of Westmoreland Coal Company

“QF” means a qualifying facility and is a term used to describe a category of cogeneration or small power generating facility that meets certain ownership, operating, and efficiency criteria established by FERC pursuant to the Public Utility Regulatory Policies Act of 1978. (see “Regulatory Overview - United States”)

“Quality Wind” means the Quality Wind facility as further described in “Business of Capital Power — Ontario and BC Contracted Plants — Quality Wind”

“REA” means renewable energy approval obtained upon application from the Ministry of Environment of the Province of Ontario

“RECs” means renewable energy credits

“Reorganization” means the series of transactions concurrent with the completion of the IPO pursuant to which CPLP acquired substantially all of the power generation assets of EPCOR, which transactions consisted of:

(i)	the formation of CPLP by CPC, as the initial general partner with one GP Unit, and Capital Power LP Holdings Inc., a wholly-owned subsidiary of CPC, as the initial limited partner with one Common LP Unit;

(ii)	the sale by EPCOR of all of the outstanding common shares of EMCC Limited to CPC in exchange for a cash payment of approximately $468 million out of the net proceeds of the IPO;

(iii)	the contribution by EMCC Limited of substantially all of its assets to CPLP in exchange for 21.75 million GP Units of CPLP, and the acquisition by EMCC Limited of CPC’s GP Unit in CPLP, pursuant to which EMCC Limited (subsequently re-named Capital Power GP Holdings Inc.) became the sole general partner of CPLP; and

(iv)	the sale by EPDC of substantially all of its assets (consisting primarily of assets related to Genesee 1 & 2, the Genesee coal mine joint venture and certain interests in partnerships) to CPLP in return for 56.625 million Exchangeable LP Units of CPLP and approximately $896 million in cash (financed by CPLP by way of a long-term debt obligation to EPCOR (see “Material Contracts - Back-to-Back Credit Agreement”)) and the concurrent subscription by EPDC for 56.625 million Special Voting Shares for a nominal amount and acquisition of the Special Limited Voting Share (see “Material Contracts - Asset Transfer Agreement”)

“Roxboro” means the Roxboro facility as further described in “Business of Capital Power — US Contracted Plants”

“Samsung” means Samsung Renewable Energy Inc.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, which can be accessed via the Internet at www.sedar.com

“S&P” means Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (Canada) Corporation

“Series 1 Shares” means the cumulative rate reset preference shares, series 1 issued by Capital Power Corporation

“Series 3 Shares” means the cumulative rate reset preference shares, series 3 issued by Capital Power Corporation

“Series 5 Shares” means the cumulative rate reset preference shares, series 5 issued by Capital Power Corporation

“SGER” means the Specified Gas Emitters Regulation (Alberta Regulation 139/2007) made pursuant to the Climate Change and Emissions Management Actof the Province of Alberta

“Shepard” means the Shepard Energy Centre as further described in “Business of Capital Power — Projects Under Construction or in Advanced Stages of Development — Shepard Energy Centre”

“SO2” means sulphur dioxide

“Southport” means the Southport facility as further described in “Business of Capital Power — US Contracted Plants”

“Special Voting Shares” means the special voting shares in the capital of Capital Power Corporation

“Special Limited Voting Share” means the special limited voting share in the capital of Capital Power Corporation

“Sundance PPA” means the PPA for Sundance under Section 45.95(1) of the Electric Utilities Act between TransAlta Utilities Corporation, as owner, and a subsidiary of the Company, as buyer, made in respect of Units 5 and 6 of the Sundance power plant owned by TransAlta, and as amended, restated or supplemented from time to time

“Tax Act” means the Income Tax Act (Canada)

“TransAlta” means TransAlta Corporation

“US”, “U.S.” or “United States” means the United States of America

“Westmoreland” means Westmoreland Coal Company

CORPORATE STRUCTURE

Capital Power Corporation

The Company was incorporated under the Canada Business Corporations Act on May 1, 2009. The Company’s articles were amended on June 16, 2009, July 7, 2009, December 10, 2010, December 14, 2012 and March 11, 2013, to, among other things; create the classes of shares described in this AIF. See “Capital Structure”.

The principal business office and registered office of the Company is located at Suite 1200, 10423 – 101 Street NW, Edmonton, Alberta, Canada, T5H 0E9.

For a description of the Company’s inter-corporate relationships with its subsidiaries, see “Corporation Structure - Inter-Corporate Relationships”.

The following chart generally illustrates Capital Power’s business and the inter-corporate relationships of the Company with its shareholders and with CPLP, which directly and indirectly holds the Company’s assets and investments in the electrical power generation business:

(1)	As at December 31, 2014, EPCOR held 18.841 million Special Voting Shares of the Company, the one Special Limited Voting Share of the Company, the one special limited voting share of CPLPGP and 18.841 million Exchangeable LP Units of CPLP. See “Capital Structure”.
(2)	As at December 31, 2014 Capital Power LP Holdings Inc., a subsidiary of the Company incorporated pursuant to the Canada Business Corporations Act held approximately 62.112 million Common LP Units.
(3)	As at December 31, 2014, CPLPGP directly held approximately 21.750 million GP Units.

Capital Power L.P.

CPLP is a limited partnership established under the laws of the Province of Ontario. The general partner of CPLP is CPLPGP which is wholly-owned by the Company (subject to the one special limited voting share of CPLPGP held by EPCOR) and is incorporated pursuant to the Business Corporations Act (Alberta). See “Capital Structure”. The board of directors of CPLPGP is the same as the Board of the Company. CPLP directly and indirectly holds the Company’s assets and investments in the electrical power generation business.

As at December 31, 2014, EPCOR indirectly held 18.841 million Exchangeable LP Units of CPLP representing approximately 18% of the total number of outstanding partnership interests in CPLP. See “Material Contracts - Limited Partnership Agreement”. As at December 31, 2014, the Company indirectly held approximately 21.750 million GP Units of CPLP and approximately 62.112 million Common LP Units of CPLP representing together approximately 82% of the total number of outstanding partnership interests in CPLP.

Inter-Corporate Relationships

The following table provides the name and the jurisdiction of incorporation, continuance, formation or organization of the subsidiaries of the Company other than those subsidiaries that, as at December 31, 2014, had aggregate total assets or revenues that did not exceed 20% of Capital Power’s consolidated assets or consolidated revenues. Unless otherwise noted, the Company directly or indirectly owns 100% of the voting securities of the subsidiaries listed below, or of the general partner corporations in respect of those subsidiaries that are limited partnerships.

Subsidiaries	Jurisdiction of
Incorporation, Continuance,
Formation or Organization

Capital Power L.P.	Ontario
CP Energy Marketing L.P.	Alberta
CP Energy Marketing (US) Inc. (1)	Delaware
Capital Power (K3) Limited Partnership	Alberta
Capital Power (G3) Limited Partnership	Alberta
Capital Power (Alberta) Limited Partnership	Alberta
Halkirk I Wind Project LP	Alberta

(1)	The Company indirectly owns approximately 82% of the voting securities of CP Energy Marketing (US) Inc. through its subsidiaries which own interests in CPLP (See “Corporate Structure”). The Company controls 100% of the voting securities of CP Energy Marketing (US) Inc. through its ownership of 100% of the voting securities of CPLPGP, the general partner of CPLP.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Capital Power is a North American IPP headquartered in Edmonton, Alberta. Capital Power develops, acquires and optimizes power generation from a range of energy sources. Its asset portfolio includes ownership in a number of operating facilities in Canada and the United States, an Alberta PPA and projects in various stages of construction and development. The significant events and conditions that have influenced the general development of Capital Power’s business over the past three years are summarized below. Certain of these events and conditions and operational information on Capital Power’s plants are discussed in greater detail under the heading “Business of Capital Power”.

Company History

2014

Acquisition of Element Power

On December 19, 2014, Capital Power completed the acquisition of 100% of the membership interests of Element Power for cash consideration of $21 million (US$18 million). Element Power has outstanding non-recourse project financing debt of $60 million (US$52 million). The acquisition provides Capital Power with a portfolio of wind and solar energy development sites located in the United States. The development sites consist of 10 wind sites and four solar sites including a North Carolina site with a 15 MW solar contract with Duke Energy Progress, Inc. The acquisition also includes Macho Springs, a 50 MW wind facility located in New Mexico that has been operating since 2011 under a 20-year PPA with Tucson Electric Power. See “Business of Capital Power – US Contracted Plants – Macho Springs”.

Genesee 4 & 5

On April 24, 2014, Capital Power and ENMAX executed a purchase and sale agreement in support of a joint arrangement agreement to jointly develop, construct, and operate Genesee 4 & 5. The joint arrangement agreement provides for, among other things, an agreement for ENMAX to purchase approximately 250 MW from Capital Power for eight years. The joint arrangement agreement closing occurred in July 2014. Genesee 4 & 5 was granted approval by the AUC in August, 2014 and by the AESRD in December, 2014 and therefore all major regulatory approvals required to proceed to the construction phase have been received. See “Business of Capital Power - Projects Under Construction or in Advanced Stages of Development – Genesee 4 & 5”.

K2 Wind Power Project

On March 24, 2014, construction of K2 commenced following the successful completion of an $850 million non-recourse financing in the form of a construction loan that converts to long-term project debt once K2 starts commercial operations. K2 is expected to begin commercial operations in mid-2015. See “Business of Capital Power – Projects Under Construction or in Advanced Stages of Development – K2 Wind Power Project”.

2013

Port Dover and Nanticoke Wind Project

On November 7, 2013, PDN, a 105 MW wind facility in Ontario, began commercial operations. Construction of PDN was completed on time and under its $340 million budget, with final costs of approximately $288 million. See “Business of Capital Power – Ontario and BC Contracted Plants – Port Dover and Nanticoke Wind”. The facility is now supplying renewable energy to the province of Ontario under a 20-year contract with OPA.

Sale of North East U.S. Assets and Refocusing of Business

On November 19, 2013, Capital Power completed the sale of its subsidiaries that owned the Bridgeport, Tiverton and Rumford power generation facilities in the north east U.S. and certain emissions credits, to Emera Inc. for proceeds of $576 million (US$549 million) less transaction costs of $8 million (US$8 million).

Capital Power also wound-down its commodity and energy trading business outside Alberta, focusing its energy trading and portfolio management activities on Alberta.

Purchase of interest in Shepard Energy Centre

Capital Power purchased a 50% interest in Shepard, a natural gas combined-cycle power plant with a planned generation capacity of 800 MW currently under construction in Alberta, from ENMAX. Shepard is expected to begin commercial operations in early 2015. The total amount incurred by Capital Power as at December 31, 2014 was approximately $811 million compared with the total anticipated capital cost of $826 million. All decisions related to Shepard require unanimous approval by Capital Power and ENMAX.

ENMAX operates the facility and Capital Power administers the dispatch of the electrical output. Capital Power’s revenues will come from both a 20-year tolling agreement with ENMAX and from the management by Capital Power of the portion of its generation not contracted to ENMAX as part of Capital Power’s Alberta electricity portfolio. See “Business of Capital Power – Projects Under Construction or in Advanced Stages of Development – Shepard Energy Centre”.

2012

Halkirk Wind facility

Halkirk, a 150 MW wind facility in Alberta, began commercial operations on December 1, 2012. Construction of Halkirk was completed on time and under its $357 million budget, with final costs of approximately $323 million. Capital Power acquired this project from Greengate Power Corporation in June of 2011. Halkirk earns revenues from generation managed as part of Capital Power’s Alberta electricity portfolio, and from the sale of RECs to Pacific Gas and Electric Company under the terms of a 20-year fixed-price agreement. See “Business of Capital Power – Alberta Commercial Plants – Halkirk Wind”.

Quality Wind facility

Quality Wind, a 142 MW wind facility in BC, began commercial operations on November 6, 2012. Construction of Quality Wind was completed on time and under its $455 million budget, with final costs of approximately $413 million. The facility is now supplying renewable energy to BC’s power grid under a 25-year EPA. See “Business of Capital Power – Ontario and BC Contracted Plants – Quality Wind”.

Sale of Hydro Assets in BC

In October 2012, Capital Power completed the sale of Miller Creek and Brown Lake, two hydro facilities in BC with a combined generation capacity of 40 MW. The two facilities were sold to Innergex Renewable Energy Inc. for approximately $68 million.

Carbon Capture and Storage Technology Project

In April 2012, Capital Power, TransAlta, Enbridge and the federal and provincial governments decided not to proceed with the development of one of the world’s largest CCS projects as part of Keephills 3. This decision was made following a FEED study, which showed that, although the project is technically feasible, the economics did not support the decision to proceed.

Sale of Atlantic Power Shares

In February 2012, CPLP completed the sale of its shares in Atlantic Power for proceeds of $52 million. The shares were acquired on November 5, 2011 as part of the sale proceeds from Atlantic Power’s acquisition of CPILP.

BUSINESS OF CAPITAL POWER

Overview

Capital Power is one of Canada’s largest IPPs (as measured by revenue, total assets and capacity). It develops, acquires, operates and optimizes power generation from a variety of energy sources. Capital Power owns and operates more than 2,700 MW of power generation capacity, and ownsan additional 371 MW of capacity through its interest in the Sundance PPA and has 1,020 MW of owned capacity under construction or in advanced stages of development in Alberta and Ontario.

Capital Power owns approximately 1,966 MW of power generation capacity in its core market of Alberta, with ownership interests in eight facilities. Capital Power’s power generation fleet has a capacity weighted average facility age of approximately 13 years and is diversified across three provinces and two states in the US.

The majority of the power generated by Alberta power plants in which Capital Power owns an interest is sold on a merchant, or non-contracted, basis into energy markets as part of Capital Power’s portfolio optimization activities. See “Business of Capital Power – Portfolio Optimization”.

Capital Power sells some of the power generated by Alberta power plants in which Capital Power owns an interest and all of the power generated by power plants outside of Alberta in which Capital Power owns an interest, on a contracted basis to third-parties with whom Capital Power deals at arm’s length. See “Business of Capital Power – Alberta Contracted Plants”, “Business of Capital Power – Ontario and BC Contracted Plants”, and “Business of Capital Power – US Contracted Plants”.

As part of its growth strategy, Capital Power has focused its merchant power business on Alberta and continually seeks opportunities to acquire or develop contracted larger scale, fossil fuel-fired and renewable power generation facilities in Canada and the US.

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Generation Plant Summary

The following table provides details of Capital Power’s generation plants that are in service, under construction or in advanced stages of development:

Category	Plant Name and Location	Type of Generating Plant	Year Commissioned or Target Date	Plant Generation Capacity (MW)	Capital Power Interest (MW)
Alberta Commercial Plants	Keephills 3, Alberta	Supercritical Coal	2011	516	258
	Genesee 3, Alberta	Supercritical Coal	2005	516	258
	Joffre Cogeneration, Alberta	Gas-fired, combined cycle cogeneration	2000	480	192
	Clover Bar Energy Centre, Alberta	Natural gas-fired, simple cycle	Unit 1 - 2008 Unit 2 & 3 -2009	43 200	43 200
	Clover Bar Landfill, Alberta	Land fill gas-fired	2005	5	5
	Halkirk Wind, Alberta	Wind turbine	2012	150	150
	Total Alberta Commercial Plants (1)			-	1,106
Alberta Contracted Plants	Genesee 1 & 2, Alberta	Coal-fired steam turbine	Genesee 1 -1994 Genesee 2 -1989	430 430	430 430
	Total Alberta Contracted Plants (1)			-	860
Ontario and BC Contracted Plants	Kingsbridge 1 Wind, Ontario	Wind turbine	2001 & 2006	40	40
	Island Generation, BC	Gas-fired, combined cycle	2002	275	275
	Quality Wind, BC	Wind turbine	2012	142	142
	PDN, Ontario	Wind turbine	2013	105	105
	Total Ontario and BC Contracted Plants (1)			-	562

Category	Plant Name and Location	Type of Generating Plant	Year Commissioned or Target Date	Plant Generation Capacity (MW)	Capital Power Interest (MW)
US Contracted Plants	Roxboro, North Carolina	Coal, tire-derived fuel and wood waste CHP(2) facility	1987	46(3)	46
	Southport, North Carolina	Coal, tire-derived fuel and wood waste CHP(2) facility	1987	88(3)	88
	Macho Springs, New Mexico	Wind turbine	2011	50	50
	Total US Contracted Plants(1)			-	184
Plants Under Construction or in Advanced Stages of Development	K2, Ontario	Wind turbine	2015	270	90
	Shepard, Alberta	Gas-fired, combined cycle	2015	800(5)	400
	Genesee 4 & 5, Alberta	Gas-fired, combined cycle	As early as 2018	1,060	530
	Total Under Construction or in Advanced Stages of Development			-	1,020
Total Capital Power (4)				-	3,732

Notes:

(1)	Represents Capital Power’s owned capacity as at March 4, 2015.
(2)	CHP means combined heat and power.
(3)	Generation capacity utilizing current blended fuel mixture (wood product, tire-derived product and coal) versus the nameplate capacity of 54 MW and 109 MW for Roxboro and Southport respectively.
(4)	Represents Capital Power’s owned capacity, capacity under construction or in advanced stages of development as at March 4, 2015.
(5)	Maximum gross capacity of 873 MW.

Revenue and Volume

The following table shows Capital Power’s revenues from its generation business in the following categories: (i) Alberta commercial plants and acquired Sundance PPA; (ii) Alberta contracted plants; (iii) Ontario and BC contracted plants; (iv) US contracted plants; (v) US commercial plants; and (vi) Corporate.

	Revenues (unaudited $ millions)
	Twelve Months Ended	Twelve Months Ended
Category	December 31, 2014	December 31, 2013
Alberta commercial plants and acquired Sundance PPA	626	742 (1)
Alberta contracted plants	266	246
Ontario and BC contracted plants	119	92
US contracted plants	83	71
US commercial plants(2)	-	227
Corporate	13	(13)
Sub Total	1,107	1,365
Unrealized changes in fair value of commodity derivatives and emission credits	121	28
Total	1,228	1,393

Notes:

(1)	Revenues of the previously reported other portfolio activities category were included in the Alberta commercial plants and acquired Sundance PPA category effective January 1, 2014. Revenues for the comparative 2013 year were reclassified.
(2)	Capital Power sold the North East US commercial plants on November 19, 2013. See “General Development of the Business – Company History – Sale of North East U.S. Assets and Refocusing of Business”.

The following table shows Capital Power’s power generation volumes from its generation business by category:

	Electricity Generation (GWh)
	Twelve Months Ended	Twelve Months Ended
Category	December 31, 2014	December 31, 2013
Alberta commercial plants (excluding acquired Sundance PPA)	4,516	4,814
Alberta contracted plants	6,235	6,084
Ontario and BC contracted plants	885	763
US contracted plants	740	685
US commercial plants(1)	-	3,784
Total (excluding acquired Sundance PPA)	12,376	16,130

Notes:

(1)	Capital Power sold the North East US commercial plants on November 19, 2013. See “General Development of the Business – Company History – Sale of North East U.S. Assets and Refocusing of Business”.

Alberta Commercial Plants

As of the date of this AIF, the Alberta commercial plants consist of ownership interests in six facilities representing approximately 1,106 MW of power generation capacity. The facilities generate electricity from coal, natural gas, wind and landfill gas. The output of the Alberta plants is managed on a portfolio basis by Capital Power’s commodity portfolio management group. Output from these plants is sold into the deregulated Alberta power market.

Capital Power seeks to maximize earnings from Alberta commercial plants by achieving high availability and production levels from the facilities and by actively managing the portfolio’s commodity price exposure relative to market price views.

Keephills 3

Keephills 3 is a 516 MW supercritical coal power plant located west of Edmonton, Alberta, that began commercial operations on September 1, 2011. Keephills 3 is owned by Capital Power and TransAlta in a joint venture, and each has a 50% ownership interest. TransAlta operates Keephills 3 on behalf of the owners. Costs for Keephills 3, excluding mine capital, are equally shared by its owners. Keephills 3 uses supercritical technology to achieve greater fuel efficiency and lower CO2, NOx and SO2 emissions per MW than conventional subcritical pulverized coal technologies.

Commercial Arrangement: Merchant Facility

Capital Power’s share of Keephills 3 generation is managed as part of Capital Power’s Alberta electricity portfolio optimization activities.

Fuel Supply

Coal required for Keephills 3 is supplied by the adjacent Highvale coal mine, Canada’s largest surface strip coal mine covering 12,140 hectares, owned by TransAlta and operated by SunHills Mining Limited Partnership, a TransAlta subsidiary. The Highvale coal mine supplies coal to the Keephills 3 joint venture, to TransAlta’s other two units at the Keephills site and to TransAlta’s Sundance units. It is estimated that the Highvale coal mine contains sufficient recoverable reserves to supply Keephills 3’s anticipated requirements for the life of the facility. TransAlta, as operator and manager of Keephills 3, is obligated to manage the fuel supply and provide coal to Keephills 3 under a coal supply agreement similar to that which exists under the Genesee 3 joint venture. Under the Keephills 3 coal supply agreement, the joint venture pays for a pro-rata share of the Highvale mine costs and has also committed to fund specific operating and capital costs incremental to the coal requirements of Keephills 3.

Genesee 3

Genesee 3 is a 516 MW supercritical coal power plant located adjacent to Genesee 1 & 2 on the Genesee plant site near Warburg, Alberta, that was commissioned in 2005. Genesee 3 is owned by Capital Power and TransAlta in a joint venture, and each has a 50% ownership interest. Capital Power operates Genesee 3 on behalf of the owners. Genesee 3 uses supercritical technology to achieve greater fuel efficiency and lower CO2, NOx and SO2 emissions per MW than conventional subcritical pulverized coal technologies.

Commercial Arrangement: Merchant Facility

Capital Power’s share of Genesee 3 generation is managed as part of Capital Power’s Alberta electricity portfolio optimization activities.

Fuel Supply

Coal required for the Genesee power plants is supplied by the adjacent Genesee coal mine. The coal is provided to the Genesee power plants under long-term, cost of service supply agreements with the Genesee coal mine joint venture. The coal mine joint venture is a 50/50 joint venture between Capital Power and Prairie Mines, with Prairie Mines as the operator. Capital Power is a party to various agreements with Prairie Mines in relation to the operation of the Genesee coal mine (Genesee Coal Mine Agreements). In connection with the acquisition by Westmoreland of Prairie Mines and the acquisition by Altius of the royalty assets of Prairie Mines, the Genesee Coal Mine Agreements and certain related agreements were, amongst other things, amended to: (a) confirm the acquisitions by Westmoreland and Altius; (b) provide for certain amendments to the Genesee Coal Mine Agreements; and (c) provide for a payment to Capital Power of $20 million upon completion of the acquisitions, which payment was received in the second quarter of 2014.

In 2011, Capital Power applied to the ERCB and AESRD to extend the mine permit and license. The requested permit extension would add approximately 10,000 acres of surface land holdings to the Genesee coal mine. Over the past three years, Capital Power received and responded to questions from ERCB and AESRD regarding the application. The application was deemed technically complete by the AESRD in February of 2014 and Capital Power received approval of the permit and licence extension areas in September of 2014. Capital Power is currently working with the AESRD to obtain the Environmental and Enhancement Act Approval as well as the Water Act Approval for the mine. They are expected to be obtained by the second quarter of 2015.

Capital Power believes the recoverable coal reserves to which it holds the rights exceed the estimated requirements for the life of Genesee 1 & 2 and Genesee 3.The explored portions of the coal rights held by the Genesee Mine joint venture are surface mineable, which reduces extraction costs. Environmental work to date at Genesee coal mine has returned about 906 hectares of previously-mined area into productive farm land and wildlife habitat.

Joffre Cogeneration

Joffre is a 480 MW natural gas combined-cycle cogeneration power plant located at NOVA’s petrochemical complex near Red Deer, Alberta, that began commercial operations in May 2001. Joffre is owned by Capital Power, ATCO and NOVA in a joint venture, with ownership interests of 40%, 40% and 20%, respectively.

The plant produces both steam and electricity for NOVA’s host petrochemical complex. Approximately 80 to 120 MW of the net electricity output of the cogeneration plant is required on site by the host petrochemical complex with the balance being sold to the wholesale electricity market. ATCO operates the plant and dispatches the power that is surplus to the needs of the host petrochemical complex for sale to the Alberta Power Pool on behalf of the owners.

Commercial Arrangement: Energy Supply Agreement and Merchant Facility

An energy supply agreement dated June 30, 1999 among a subsidiary of CPLP, ATCO and NOVA sets forth the terms regarding the sale of electricity, steam and feedwater to NOVA. NOVA makes cost-of-service payments comprised primarily of a natural gas fuel cost payment, an operating and maintenance payment, and a capital payment calculated on a return-on-rate basis. The uncommitted capacity of the plant is bid into the wholesale electricity market by the joint venture operator and Capital Power’s share of output is incorporated into the Alberta electricity portfolio optimization activities. The agreement terminates upon decommissioning of the site by NOVA.

Fuel Supply

Capital Power procures and manages its 40% ownership share of the fuel for the facility.

Clover Bar Energy Centre

Clover Bar is a 243 MW natural gas power plant located in Edmonton, Alberta. Clover Bar is comprised of a GE LM 6000 natural gas fired turbine (with a generation capacity of approximately 43 MW), which began commercial operations in March 2008, and two GE LMS 100 natural gas fired turbines (with a combined generation capacity of approximately 200 MW), which began commercial operations in September and December 2009, respectively. The turbines are simple cycle units with quick-start capability to meet the need for peaking capacity in Alberta.

Commercial Arrangement: Merchant Facility

The units are dispatched to take advantage of price volatility in the Alberta electricity market and are incorporated into Capital Power’s Alberta electricity portfolio optimization activities.

Fuel Supply

Natural gas for Clover Bar is purchased in the Alberta wholesale market to meet dispatch requirements. A natural gas transportation agreement with TransCanada Pipelines Limited provides transport service to the Clover Bar site and provides natural gas capacity surety so that the marketing of the generation remains flexible.

Halkirk Wind

Halkirk is a 150 MW wind facility located near Halkirk, Alberta, that began commercial operations on December 1, 2012. Halkirk is comprised of 83 Vestas V-90 turbines (each with a generation capacity of 1.8 MW).

Commercial Arrangement: Merchant Facility

The electricity generated by Halkirk is managed as part of Capital Power’s Alberta electricity portfolio optimization activities. RECs produced by Halkirk are sold to Pacific Gas and Electric Company under the terms of a 20-year fixed price agreement.

Additional Alberta Facilities

Capital Power has a 100% interest in Clover Bar Landfill Gas Plant, a 5 MW facility located in Edmonton, Alberta. This facility was commissioned in 2005 and extracts methane from an adjacent landfill for its fuel source.

Alberta Contracted Plants

Genesee 1 & 2

The Alberta contracted plants, consisting of Genesee 1 and Genesee 2, are coal-fired power plants with 860 MW of combined generation capacity located west of Edmonton near Warburg, Alberta. Both units are 100% owned and operated by Capital Power, and are located on land owned by Capital Power. Genesee 1 and Genesee 2 were commissioned in 1994 and 1989, respectively.

Commercial Arrangement: Power Purchase Arrangement

Genesee 1 & 2 are subject to a PPA with the Balancing Pool, which is in effect until December 31, 2020. Under the terms of the PPA, the Balancing Pool is entitled to the power produced by Genesee 1 & 2, up to their committed capacity. Generation in excess of committed capacity is managed as part of Capital Power’s Alberta electricity portfolio optimization activities.

Fuel Supply

See “Business of Capital Power - Alberta Commercial Plants - Genesee 3 - Fuel Supply”.

Ontario and BC Contracted Plants

The Ontario and BC contracted plants consist of generation facilities for which Capital Power sells all output of the facilities to provincial government entities, either OPA or BC Hydro, as applicable, pursuant to long-term contracts. The Ontario and BC contracted plants consist of ownership interests in four facilities representing approximately 562 MW of power generation capacity. The facilities generate electricity from natural gas and wind.

Kingsbridge 1 Wind

Kingsbridge 1 is a 40 MW wind facility located in the Township of Ashfield-Colborne-Wawanosh, Ontario. Kingsbridge 1 consists of one Vestas V-90 turbine (with a generation capacity of 1.8 MW) commissioned in 2013, 21 Vestas V-80 turbines (each with a generation capacity of 1.8 MW) commissioned in 2006 and one Vestas V-47 turbine (with a generation capacity of 0.7 MW) commissioned in 2001.

Kingsbridge 1 receives wind power production incentive payments of $0.010 per kilowatt-hour up to a maximum of approximately $1.1 million annually and an aggregate total of approximately $10.8 million through to March 2016 under the Wind Power Production Incentive Program of the Government of Canada.

Commercial Arrangement: Energy Supply Contracts

Kingsbridge 1 operates under the terms of two energy supply contracts with the OPA. The energy supply contract for the turbine commissioned in 2001 is a standard offer agreement under the OPA’s Renewable Energy Standard Offer Program which terminates in March 2027. The energy supply contract for the remaining turbines terminates in March 2026.

Island Generation

Island Generation is a 275 MW natural gas combined-cycle power plant located at Campbell River, BC, that was commissioned in 2002 and acquired by Capital Power in October 2010. The facility is comprised of an Alstom GT24B gas turbine and an Alstom steam turbine.

Commercial Arrangement: Electricity Purchase Agreement

Island Generation is fully contracted to April 2022 under a tolling arrangement with BC Hydro. BC Hydro has full dispatch rights and is responsible for the fuel supply to the facility.

Quality Wind

Quality Wind is a 142 MW wind facility located near Tumbler Ridge, BC, that began commercial operations in November, 2012. Quality Wind is comprised of 35 Vestas V-90 turbines (each with a generation capacity of 1.8 MW) and 44 Vestas V-100 turbines (each with a generation capacity of 1.8 MW).

Commercial Arrangement: Electricity Purchase Agreement

Quality Wind has a 25-year EPA with BC Hydro.

Port Dover and Nanticoke Wind

PDN is a 105 MW wind facility located in the counties of Norfolk and Haldimand, Ontario, that began commercial operations in November, 2013. The facility is comprised of 58 Vestas V-90 turbines (each with a generation capacity of 1.8 MW).

Commercial Arrangement: Electricity Purchase Agreement

PDN has a 20-year PPA with the OPA.

US Contracted Plants

Roxboro and Southport

Roxboro, a 46 MW biomass power plant located near Roxboro, North Carolina, and Southport, an 88 MW biomass power plant located near Southport, North Carolina, were both commissioned in 1987 and acquired by Capital Power in conjunction with the CPILP divestiture in November 2011. Particulate emissions are controlled by the use of engineered fabric filters which keep particulates from the plant well under state and federal regulations.

Commercial Arrangement: Power Purchase Agreement

Both facilities provide all of their electrical output under PPAs that expire in 2021 to Carolina Power & Light Company, a subsidiary of Duke Energy Corporation. Southport also sells steam to Archer Daniels Midland Company pursuant to a contract that expires in March 2021.

Commercial Arrangement: RECs

Both Southport and Roxboro have a 10-year fixed price electric REC agreement in place for tire-derived fuel and biomass with Duke Energy Progress. Southport also has 10-year fixed price thermal REC agreement in place with Duke Energy Corporation. Both agreements expire in March 2021.

Fuel Supply

Both plants’ fuel requirements are satisfied with a mixture of wood residuals, tire-derived fuel and a small amount of coal. Coal is sourced with regional coal suppliers; tire-derived fuel and wood residuals are sourced from multiple local suppliers. Capital Power has executed a contract with Central Carolina Holdings LLC for 60% of the tire-derived fuel requirements of both plants. Wood residuals are procured at fixed prices indexed to the distance from the facility and subject to a fuel charge. Active negotiations are also underway to execute a fixed price contract for wood fuels and transportation.

Macho Springs

Macho Springs is a 50MW wind facility located in Luna County, New Mexico, that began commercial operations in November, 2011 and was acquired by Capital Power in December 2014. The facility is comprised of 28 Vestas V-100 turbines (each with a generation capacity of 1.8 MW). The project has MetLife Capital, Limited Partnership as both a tax equity interest partner (TEI) and non-recourse term loan provider. The TEI receives the majority of the earnings, tax benefits and cash flows from Macho Springs until it has reached its target yield, after which time the project flips and Capital Power receives the majority of the earnings, tax benefits, and cash flows. The project is expected to flip in 2017.

Commercial Arrangement: Electricity Purchase Agreement

Macho Springs has a 20-year PPA with Tucson Electric Power.

Projects Under Construction or in Advanced Stages of Development

As of the date of this AIF, the following projects as described below are currently under construction or in advanced stages of development:

K2 Wind Power Project

K2 is a 270 MW wind power project currently under construction near the Township of Ashfield-Colborne-Wawanosh, Ontario. K2 is jointly owned through a limited partnership by Samsung, Pattern and Capital Power. The project site is adjacent to Kingsbridge 1. K2 received its REA on July 23, 2013 and initial construction commenced in the first quarter of 2014. An appeal of K2’s REA was dismissed by Ontario’s Environmental Review Tribunal (ERT) on February 6, 2014. An appeal of the ERT’s decision was subsequently filed with Ontario’s Superior Court of Justice (Divisional Court) and was dismissed on December 29, 2014. The appellants have filed for leave to appeal to the Court of Appeal.

On March 24, 2014, construction of K2 continued following the successful completion of an $850 million non-recourse financing in the form of a construction loan that will convert to long-term project debt once K2 starts commercial operations, which is expected to commence in mid-2015. The total estimated project cost has been revised upward to $930 million from the previous upper end of range of $900 million primarily due to foreign exchange changes on U.S. contract deliverables. Capital Power’s share is $310 million.

At commencement of commercial operations, Capital Power, Samsung and Pattern will each have an equal economic interest in the project. Capital Power contributed the project lease agreements and development work, while Samsung and Pattern contributed the PPA and transmission access rights. Samsung will serve as the engineering procurement and construction contractor and Siemens Energy, Inc. will supply the estimated 140 SWT-2.3 turbines (each with a maximum generation capacity of 2.3 MW) for the project. K2 has a 20-year PPA with OPA which will take effect when the project commences operations.

Shepard Energy Centre

Shepard is a natural gas combined-cycle power plant with a planned generation capacity of 800 MW currently under construction with expected commercial operation in early 2015. Shepard is located in Calgary, Alberta. Shepard is owned by Capital Power and ENMAX in a joint venture, and each has a 50% interest. Once completed, ENMAX will operate the facility and Capital Power will administer the dispatch of the electrical output.

Capital Power and ENMAX have also entered into various commercial agreements including a 20-year tolling agreement. Under the terms of the tolling agreement, ENMAX will pay Capital Power a fixed capacity charge for 75% of Capital Power’s owned capacity from 2015 to 2017, and 50% of Capital Power’s owned capacity for the remaining term of the tolling agreement from 2018 to 2035. The tolling agreement has operating and maintenance cost flow-through provisions to ENMAX.

Capital Power also sold ENMAX an additional 100 MW of fixed price on peak Alberta power in 2015.

Natural gas for Shepard will be purchased in the Alberta wholesale market to meet dispatch requirements. A natural gas transportation agreement with TransCanada Pipeline will provide transport service to the Shepard site. Capital Power will be required to procure natural gas for Capital Power’s non-tolled capacity.

Genesee 4 & 5

On April 24, 2014, Capital Power and ENMAX executed a purchase and sale agreement in support of a joint arrangement agreement to jointly develop, construct, and operate the Genesee 4 & 5 power project. The joint arrangement agreement provides for, among other things, an agreement for ENMAX to purchase approximately 250 MW from Capital Power for eight years. The joint arrangement agreement closing occurred in July 2014.

The project was granted approval by the AUC in August 2014 and by AESRD in December 2014, and therefore all major regulatory approvals required to proceed to the construction phase have been received. Capital Power’s Board of Directors has approved the project. The project has a targeted completion date as early as 2018.

Capital Power and ENMAX have executed agreements with Mitsubishi Hitachi Power Systems for the supply and maintenance of natural gas turbines for the project. The facility will have a nominal generation capacity of 1,060 MW consisting of two 530 MW one-on-one, single shaft power islands, each incorporating a 501 J-class natural gas turbine, steam turbine, generator and heat recovery steam generator. Construction for the project will be done in two phases with each phase being approximately equal, and will help meet the anticipated increases in power requirements from growing demand and to replace generation from the retirement of coal-fired units in Alberta. Capital Power will lead the construction of the project and will be the operator of the facility. Genesee 4 & 5 will be built within the boundaries of the existing Genesee site, which is owned by Capital Power, and immediately adjacent to the Genesee 3 facility, which allows for usage of existing cooling pond and site infrastructure.

The capital cost for the project, excluding interest to fund construction and refundable transmission system contribution payments, is expected to be approximately $1.4 billion. ENMAX will seek required approvals to continue its 50% interest prior to full notice to proceed.

Power Purchase Arrangements

Sundance PPA

The Sundance plant is located 70 km west of Edmonton, Alberta on the south shore of Wabamun Lake. As of December 31, 2014, Capital Power maintains rights to 371 MW of capacity through its approximately 52% ownership interest in the Sundance PPA, which entitles it to approximately 52% of the output from Units 5 and 6 of the Sundance power plant at a price reflecting the cost of fixed and variable expenses associated with operating the facilities plus a pre-determined return on invested capital.

The following table provides details of the generation Capital Power is entitled to:

Plant / Location	Type of Generating Plant	Year Commissioned	Committed Capacity (MW)	Net to Capital Power (MW)
Sundance	Coal-fired steam turbine	Unit 5 - 1978	353	184
Lake Wabamun, Alberta	Coal-fired steam turbine	Unit 6 - 1980	357	187
Total			710	371

The Sundance PPA expires December 31, 2020. Coal for each plant is obtained from the adjacent Highvale coal mine. Capital Power’s share of the Sundance PPA is managed as part of Capital Power’s Alberta electricity portfolio optimization activities.

Portfolio Optimization

Capital Power’s commodity portfolio is comprised of exposures resulting from ownership of generation assets, both physically and financially, transactions with end users and wholesale trading. These exposures include electricity, natural gas and environmental commodities. All commodity risk management and optimization activities are centrally managed by Capital Power’s Commodity Portfolio Management (CPM) group. Portfolio optimization includes activities undertaken to manage Capital Power’s exposure to commodity risk and enhance earnings. Overall commodity exposure within the portfolio is managed within limits established under Capital Power’s risk management policies and procedures.

Capital Power manages output from its commercial plants, contracted plants with residual commodity exposure and acquired PPAs on a portfolio basis. Capital Power transacts physical and financial forward contracts that are generally non-unit specific, reducing exposure to plant specific operating characteristics. Capital Power also takes specific and limited positions in the natural gas and emission markets outside of Alberta to develop and maintain capability to support Capital Power’s growth strategy and to a lesser extent generate profits.

The CPM team:

•	manages price and volume risk in Capital Power’s commodity portfolio;

•	sets generation unit offer strategy for electricity and ancillary services;

•	acquires and schedules delivery of natural gas supply used to generate electricity; and

•	ensures compliance with existing and emerging market-based environmental regulations such as GHG offset investments by transacting in environmental commodities markets to proactively manage potential compliance risks and costs.

Capital Power controls its commodity management and optimization activities by measuring and reporting portfolio risk and credit exposures and, validating transactions. Capital Power uses mark-to-market valuation and Value-at-Risk (VaR) techniques to assess the risk of its commodity portfolio. The VaR methodology is a statistically-defined, probability-based approach that takes into consideration market volatilities and risk diversification by recognizing offsetting positions and correlations between exposures. This technique utilizes historical data and back testing to assess market risk arising from possible future changes in commodity prices. In addition, Capital Power subjects the portfolio to stress testing through the use of pre-defined scenarios in order to estimate maximum potential losses under abnormal market conditions.

Competitive Environment

The North American power generation industry is comprised of a large number of power producers. Capital Power typically competes against other IPPs and hybrid utilities (utilities with a merchant division) for the sale of energy and capacity as well as for long-term contracts. In addition to these competitor types, Capital Power competes for asset acquisitions with public and private investors and financial intermediaries, such as private equity investors, hedge funds and infrastructure funds.

Capital Power’s competitive environment is determined in large part by the types of power markets in which it operates. Capital Power has generation assets in the Alberta deregulated wholesale power market and in regulated and partially-regulated wholesale power markets (BC, Ontario, North Carolina and New Mexico). For an overview of the structure of these markets, see “Regulatory Overview.”

In the deregulated wholesale market of Alberta, Capital Power competes against other power producers by being efficient and reliable, enabling it to offer energy into the market at a competitive price. Between its merchant generation facilities and the generation it controls through a power purchase arrangement, Capital Power owns dispatchable merchant generation capacity in Alberta representing approximately 10% of the market’s total system capacity.

In regulated and centrally-planned markets, such as Ontario, Capital Power competes for long-term PPAs to supply credit-worthy counterparties, typically the incumbent utility or a government agency by: (i) developing projects that meet counterparty requirements (for generation type, location and capacity); (ii) securing suitable sites; and (iii) focusing on being a low-cost developer and efficient operator. Capital Power also competes to acquire contracted assets or development projects. Capital Power expects to compete for contracted opportunities all across Canada and the US.

Environmental Regulation

Many of Capital Power’s operations are subject to extensive federal, provincial, and state laws, regulations and guidelines relating to the generation of electricity, protection of the environment, and the health and safety of employees. In particular, these laws, regulations and guidelines apply to air emissions; water usage; wastewater discharges; wildlife and habitat protection; hazardous material handling, storage, treatment, and disposal of waste and other materials; and remediation of sites and land-use responsibility.

Capital Power’s assets are emitters of various air pollutants including CO2, NOx, SO2, mercury, and particulate matter. Capital Power is required to comply with all licenses and permits and federal, provincial and state requirements, including programs to reduce or offset GHG emissions. Compliance with new regulatory requirements may require Capital Power to incur significant capital expenditures or additional operating expenses, and failure to comply with such regulations could result in fines, penalties or the curtailment of operations.

Capital Power complies with regulatory requirements while working to reduce its environmental impact. The following outlines current environmental regulations and corporate initiatives that have or may have a significant impact on Capital Power’s operations.

Canadian Federal Government

Greenhouse Gas Regulation - Coal Generation

The GHG Regulations were published in the Canada Gazette, Part II on September 12, 2012. The GHG Regulations apply a performance standard of 0.42 kilograms of CO2 emissions per MWh per year, which is intended to represent the intensity level of natural gas combined cycle technology. The performance standard applies to new coal-fired electricity generation units (defined as having a commissioning date of July 1, 2015 or later) and to older units that have reached the end of their useful life which is defined as:

•	the earlier of 50 years from the date a generating unit commenced commercial production of electricity or the end of 2019, for existing generating units commissioned before 1975;

•	the earlier of 50 years from the date a generating unit commenced commercial production of electricity or the end of 2029, for existing generating units commissioned from 1975 to 1985; and

•	50 years for existing generating units commissioned after 1985.

The GHG Regulations include provisions whereby the end of life requirements can be avoided through a temporary exemption if, in the case of a new unit, it is designed to integrate CCS or, in the case of an existing unit, it can be retrofitted to integrate CCS. An application for such an exemption must include economic and technical feasibility studies and an implementation plan demonstrating that the unit will be in compliance with the GHG Regulations by January 1, 2025.

These regulations are expected to have little if any impact on the Genesee units and Keephills 3 as the units are already commissioned and the useful lives of these units extends over several decades.

Greenhouse Gas Regulation – Natural Gas Generation

Environment Canada has initiated consultations to develop a framework to regulate GHG emissions from natural gas fired units. Capital Power is participating in Environment Canada’s consultations with industry. Under discussion are alternative approaches for distinguishing between different types of natural gas fired units, along with issues relating to grandfathering of existing units and the application of the standards in industries that sell electricity to the grid but whose primary products are not electricity. Consultations are ongoing, and Environment Canada has not indicated when the framework will be published in the Canada Gazette, Part I.

Standards ultimately adopted through this initiative could potentially impact Clover Bar, Joffre, Shepard, Genesee 4 & 5, Island Generation and other future Capital Power natural gas-fired generation projects. Capital Power will continue to actively participate in the process to develop the standards.

Air Emission Regulations

The Government of Canada is considering regulations which may place stricter limits on NOx, and SO2 emissions from fossil fuel-fired generating stations in Canada. Environment Canada, in conjunction with the provincial governments, industry and environmental non-governmental organizations (ENGOs), is working on the development of a regulatory framework under the Air Quality Management System, to minimize emissions and establish nationwide performance standards for coal-fired and natural gas-fired generation units. The working group for coal-fired generating units agreed to emission standards for new units and continues its discussion for existing coal units. Environment Canada has not indicated when the framework will be published in the Canada Gazette, Part I, or when the framework would be implemented. With respect to existing coal-fired units, the provincial governments, industry and ENGOs support adopting existing provincial programs to reduce emissions with a federal regulatory backstop over Environment Canada’s proposed emission limits, which would require retrofitting of existing units. There is insufficient information to assess the financial implication to Capital Power’s operations, although if additional regulation is passed, it is likely Capital Power will incur increased costs.

Alberta

Climate Change Strategy

In 2008, the Government of Alberta established a Climate Change Strategy (the 2008 Strategy) that set targets for reductions in provincial GHG emissions. The 2008 Strategy established a GHG reduction target of 50 megatonnes (MT) by 2020, and of 200 MT by 2050, both relative to a business as usual trajectory. With respect to the 200 MT reduction target for 2050, the 2008 Strategy projected that 24 MT would be achieved through conservation and energy efficiency measures, that 139 MT would be achieved through carbon capture and sequestration, and that 37 MT would be achieved through renewable energy-related measures.

The Government of Alberta has advised of its intention to update the climate change strategy. It is expected that the basic framework of the update climate change strategy will be provided in mid-2015, though at this time the nature of the update, and any changes from the current strategy with respect to any or all of the nature of the GHG reduction targets, milestone dates for achieving any targets, and potential measures or policies to be implemented in the electricity or other sectors to achieve sectoral-specific targets, are unknown. Capital Power will continue to actively participate in consultations regarding development of Alberta’s climate change strategy.

Greenhouse Gas Regulation

SGER came into force on August 1, 2007. SGER is applicable to all facilities in Alberta that produce over 100,000 tonnes of GHG, measured as CO2es, per year. The Government of Alberta recognizes three alternative mechanisms for compliance with this regulation:

(i)	reduce actual emission intensity below the applicable net emissions intensity limit permitted by SGER, or purchase or use emission performance credits awarded to owners of facilities who reduce emission intensity below the regulated requirement;

(ii)	payment into the Government of Alberta Climate Change Emission Management Fund (currently set at $15 per tonne) for all emissions in excess of the emission intensity target; or

(iii)	purchase of GHG emissions offsets created from Alberta based projects.

SGER imposes a CO2e intensity reduction of 12% from the average CO2e emissions intensity based on the 2003 to 2005 period. The approximate cost of compliance with SGER for Genesee 1 & 2 is expected to be $5.5 million for the 2014 reporting period. The majority of these costs are recoverable from the PPA buyer under the terms of the PPA. The cost of compliance is estimated to be approximately $5 million to $6 million per year in the future, which will also be recoverable from the PPA buyer. The approximate cost of compliance with SGER for Clover Bar for the 2014 reporting period is expected to be approximately $0.2 million.

Conversely as Capital Power is the PPA buyer for the Sundance PPA the compliance costs associated with SGER for these units are passed through to Capital Power in proportion to its ownership interest. The 2014 cost of compliance to Capital Power under the Sundance PPA is expected to be approximately $3.3 million.

Genesee 3 was subject to GHG reduction targets under SGER starting in 2009 at 2% and increasing at a rate of 2% per year to a maximum of 12%. Under SGER, Genesee 3 is now subject to a CO2e intensity reduction target of 10%. The cost of compliance with SGER for Genesee 3 is expected to be approximately $2.4 million for the 2014 reporting period representing Capital Power’s 50% interest.

The Keephills 3 plant is not subject to SGER until 2015. Ancillary emissions associated with Keephills 3 commissioning were subject to SGER in 2013 and the cost of compliance is expected to be approximately $0.1 million in the 2014 reporting period.

Capital Power is also required to reduce its share of Genesee 3 and Keephills 3 GHG emissions by approximately 53% pursuant to Clause 10 of EUB Decision 2001-111 (Clause 10) which forms part of the original operating approvals for Genesee 3 and Keephills 3. This reduction obligation is in addition to SGER obligations. The combined compliance obligation for Genesee 3 and Keephills 3 under Clause 10 is expected to be approximately $0.1 million for 2014.

Capital Power has been acquiring offsets for almost a decade and has entered into more than 42 offset purchase agreements across North America. Capital Power invested approximately $15 million in Alberta SGER offsets in 2014 (2013 - $9 million). Compared to purchasing credits through the Climate Change and Emission Management Fund, Capital Power’s offset investments and use of offsets to meet its retirement obligation under SGER resulted in a savings of approximately $1.2 million in 2014.

On December 19, 2014, the Government of Alberta extended the current SGER to the end of June 2015 to allow additional time for assessment of potential options relating to the update of Alberta’s Climate Change Strategy.

Air Emission Regulations

Capital Power is participating with industry, provincial government and ENGO stakeholders in the five-year Clean Air Strategic Alliance Review of the Alberta Electricity Framework (Alberta Framework). The review is part of the Alberta Framework recommendations to assess new emission control technologies for new units, update emission limits for new generation units, determine if emission limits for new substances are needed, review implementation progress and determine if the Alberta Framework is achieving its emission management objectives. The current review is also examining the difference between the definition of “end of life” for coal units under the Alberta Framework and the GHG Regulations.

In June 2014, a non-consensus report was provided to the Clean Air Strategic Alliance Board of Directors, and forwarded to the Government of Alberta. In August 2014, the Government of Alberta advised it was undertaking an interdepartmental review of the non-consensus report, but affirmed that pending the outcome of that review; the existing framework remains in effect.

The Alberta Framework review, and the Government of Alberta’s consideration of the non-consensus report, may impact the electricity market in Alberta if the outcome of either process changes any material aspect of the current Alberta Framework particularly those relating to anticipated retirement dates for existing coal-fired units. Capital Power is actively participating in consultations on this issue, and continues to assess what changes, if any, may be forthcoming and what impact, if any, there may be for Capital Power.

BC

The Greenhouse Gas Reduction Targets Act and the Greenhouse Gas Reduction (Cap and Trade) Act were enacted in 2008 to provide the statutory basis for establishing a market-based framework to reduce GHG emissions in BC. The Emissions Trading Regulation, which is necessary to establish the trading regime of the legislation, has not been developed. If the emission trading regime is developed, it will likely replace the $30/tonne carbon tax to which Island Generation is currently subject.

There is not currently sufficient information regarding the BC cap and trade program for Capital Power to determine the potential impact of such program on Island Generation, however, environmental costs are passed through to BC Hydro for the term of the tolling arrangement.

United States

Greenhouse Gas Regulation

The United States Environmental Protection Agency (USEPA) and the State of California have implemented mandatory GHG reporting requirements. The USEPA program applies to Capital Power’s North Carolina facilities. Sales of electricity into California during 2013 will have to be reported and verified in 2014. Capital Power did not sell electricity into the California market in 2014, but will still be subject to the reporting and verification requirements for the 2014 calendar year. Reporting and verification will occur in 2015.

The USEPA regulates GHGs under the Clean Air Act, which requires best available control technology (BACT) for new large GHG sources and major modifications of existing sources. To date, most state permitting agencies have ruled that energy efficiency is BACT for GHG. However, the USEPA has required several applicants to do exhaustive reviews regarding the feasibility of CCS. If Capital Power performs a major modification at an existing facility located in the United States it is likely that a BACT review will be required for GHG. Capital Power would likely propose energy efficiency as BACT. Based on current evidence, it is likely that most permitting agencies will accept this as BACT; however, the USEPA and other interveners could request that other options be considered. This requirement may affect future modifications at US facilities and must be considered at the time projects are being evaluated.

On September 20, 2013, the USEPA proposed a revised Carbon Pollution Standard for new electricity generating units that sets a national limit on the amount of carbon pollution that a power plant can emit. Since it applies only to new sources, this rule does not impact the existing Capital Power fleet.

On June 2, 2014, the USEPA released its Clean Power Plan proposal which regulates CO2 emissions from existing power plants. The USEPA’s proposed rule creates enforceable state specific CO2 performance goals, expressed in pounds of CO2 per megawatt hour. The goals are based on a multi-factor analysis that reflects a “system-wide” approach, including coal plant efficiency improvements, natural gas re-dispatch, renewable energy deployment, and demand-side energy efficiency. USEPA estimates that the rule will achieve a 30% reduction in CO2 power plant emissions from 2005 levels by 2030 and a 25% reduction by 2020.

The comment period closed on December 1, 2014 and the USEPA is expected to issue a final rule in June 2015. States must submit compliance plans by June 30, 2016 with a limited one-year extension to June 30, 2017. Multi-state plans are eligible for a two-year extension to June 30, 2018.

The North Carolina facilities are not covered by this proposal as it only applies to any steam generating unit that is capable of combusting at least 250 million Btu per hour.

Regional Greenhouse Gas Initiative (RGGI)

In 2008, ten states (Connecticut, Delaware, Maine, Massachusetts, Maryland, New Hampshire, New Jersey, New York, Rhode Island, and Vermont) launched the Regional Greenhouse Gas Initiative (RGGI), the first market-based regulatory program to reduce GHG emissions in the United States. In 2011, the State of New Jersey withdrew from RGGI. The RGGI states have established a regional cap on CO2 emissions from power plants and will require power plants to possess a tradable CO2 allowance for each tonne of CO2 they emit.

Capital Power will continue to trade RGGI allowances as an environmental commodity.

Cross State Air Pollution Regulations

On July 6, 2011, the USEPA finalized the Cross-State Air Pollution Rule (CSAPR) which was intended to replace the USEPA’s 2005 Clean Air Interstate Rule (CAIR). CSAPR requires a reduction in the amount of NOx and SO2 emissions from electric generating units that are transported to down-wind states, starting January 1, 2012. On August 21, 2012, the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit) issued a decision vacating CSAPR. In April 2014, the U.S. Supreme Court reversed the D.C. Circuit decision and reinstated CSAPR and remanded the regulation back to the USEPA for implementation. The program was implemented on January 1, 2015, with Phase 2 beginning in 2017.

Capital Power’s North Carolina power plants must comply with CSAPR requirements and buy and retire NOx and SO2 credits. The estimated 2014 cost of such credits is less than $0.1 million.

National Emission Standards for Hazardous Air Pollutants

On December 21, 2012 the USEPA finalized changes to the National Emission Standards for Hazardous Air Pollutants for new and existing sources for Major Source Industrial, Commercial, and Institutional Boilers and Process Heaters (Boilers MACT). USEPA also finalized revisions to the Non-Hazardous Secondary Material Rule to provide clarity on what types of secondary material are considered non-waste fuels and provide greater flexibility in rule implementation. This final rule classifies a number of secondary materials as categorical non-wastes when used as a fuel.

The proposed federal Boilers MACT rule will apply to the North Carolina facilities in the future, but since both facilities were issued state case-by-case MACT limits by North Carolina, they will likely not be required to comply with the federal Boilers MACT until May 2019.

Health, Safety and Environment and Social Policies

Health, Safety and Environment Policy

As an IPP, Capital Power’s activities with respect to the construction, operation, and maintenance of power generation and related facilities can present significant risks to human health and safety, and to the environment, if not properly managed. The Board therefore passed a Health, Safety and Environment Policy (HSE Policy) for the purpose of creating, implementing, and maintaining a policy framework that enables minimization of occupational injury and illness and negative impacts to the environment, by ensuring:

•	compliance with all applicable laws and regulatory requirements;

•	proactive administration and management of health, safety and environment-related risks within Capital Power’s operations, maintenance and construction activities;

•	continuous review and improvement of the HSE Policy and the related policy framework;

•	appropriate goals and monitoring of performance in respect of those goals;

•	alignment of contractors with the HSE Policy; and

•	promotion of a zero-injury culture, healthy lifestyles, and environmental responsibility to foster and support excellence in Capital Power’s health, safety and environment (HSE) performance.

Every employee and contractor of Capital Power is responsible for Capital Power’s HSE performance, and the health and safety of themselves and their fellow employees.

Capital Power manages its HSE risks through a company-wide HSE management system and measures its HSE performance against recognized industry and internal performance measures. Compliance audits are conducted by internal and external auditors to verify that the HSE management system meets the regulatory requirements for the business.

Capital Power has implemented a contractor pre-qualification standard which requires that contractors’ HSE policies, procedures, controls and performance be evaluated in accordance with Capital Power’s Contractor Safety Prequalification Standard. Contractors are graded on their HSE policies, procedures, controls and performance by an independent third party. Depending on the rating, a gap analysis and risk mitigation plan may be required for some contractors.

Board approved HSE performance indicators are established annually to promote Capital Power’s HSE stewardship.

Health, Safety and Environment Initiatives

In order to manage HSE risks and promote a zero-injury and environmentally responsible culture, Capital Power engages in the following activities:

•	Conducts regular HSE audits of its operations and construction activities, tracking items of non-compliance and reporting on progress to the HSE Committee of the Board.

•	Requires, and encourages the reporting of hazards and near miss events. These events are tracked and analysed for trends, and preventative actions are taken as a result of those trends.

•	Delivers ongoing HSE training to all employees of Capital Power. Training is required for all employees in field or operating positions and the completion of such training is tracked and monitored by Capital Power.

•	Regularly reviews and circulates HSE regulatory updates to ensure awareness of upcoming regulatory changes.

Specific environmental initiatives include:

•	Capital Power is a corporate sponsor of the University of Alberta’s $21 million Canadian Centre for Clean Coal, Carbon and Mineral Processing Technologies in the Faculty of Engineering, where the next generation of clean energy engineers are developing new technologies to process minerals, produce clean coal and reduce GHG emissions.

•	Capital Power continues to participate in the Canadian Clean Power Coalition, an industry consortium that researches new technologies with the goal of developing and advancing commercially viable solutions that reduce emissions.

•	Capital Power continues to engage in land reclamation activities in order to reclaim land no longer needed with respect to the mining operations of the Genesee coal mine, and, to date environmental work at Genesee coal mine has returned about 906 hectares of previously-mined area into productive farm land and wildlife habitat.

Specific health and safety initiatives include:

•	All of Capital Power’s offices, operating facilities and construction sites have health and safety committees with management and workers as members.

•	Construction and operations crews hold daily safety meetings to review hazards of their tasks and identify additional control measures that may be required.

•	Capital Power regularly reviews and circulates industry safety information to personnel in the operations and construction groups to provide additional learning opportunities.

•	Safety Improvement Plans were implemented at all facilities and for the Construction and Engineering Group.

•	Implementation of a Contractor Pre-Qualification Standard and the corresponding use of ISNetworld as the measurement tool for contractor performance.

•	Capital Power continued the executive inspection program and members of the executive team conducted site visits and inspections in 2014.

Personnel

As at December 31, 2014, the total number of persons employed by Capital Power is 730. As at December 31, 2014, approximately 629 full-time, part-time, temporary and casual employees work in Capital Power’s Canadian operations and 101 work in Capital Power’s US operations. Personnel working in Capital Power’s Canadian operations are employees of the Company. Personnel working in Capital Power’s US operations are employees of CPLP.

There are three Canadian labour unions, in four bargaining units, which together represent approximately 39% of Capital Power’s Canadian labour force and approximately 34% of Capital Power’s overall work force. The bargaining units are:

•	the Civic Service Union (CSU) 52, which represents administrative, technical, professional and information technology employees located in the Edmonton corporate office and Genesee power plant;

•	the International Brotherhood of Electrical Workers (IBEW) Local 1007, which represents electrical, instrument and mechanical tradesmen, coal plant operators, equipment and crane operators, utility workers, tool servicemen and related employees at the Genesee power plant;

•	the UNIFOR Local 829, which represents power engineers at the Genesee power plant; and

•	the UNIFOR Local 1123, which represents shift engineers, electrical and instrumentation technicians and mechanical maintenance technicians at Island Generation.

The following table provides a summary of the status of collective agreements in force:

Bargaining Unit	Location	Effective Date	Expiry date
CSU 52	Edmonton, AB	November 18, 2012	December 13, 2014
IBEW Local 1007	Edmonton, AB	October 21, 2012	December 12, 2015
UNIFOR Local 829	Edmonton, AB	March 28, 2014	December 24, 2016
UNIFOR Local 1123	Campbell River, BC	December 19, 2012	April 30, 2015

Collective bargaining with CSU 52 and UNIFOR 1123 is scheduled to occur by mid-2015. All existing terms, conditions and wage rates in the expired collective agreements will continue in force and effect until new collective agreements are established.

REGULATORY OVERVIEW

The following is an overview of the principal electrical power regulatory regimes to which Capital Power’s current operations are subject. Environmental regulations affecting Capital Power’s operations are discussed under “Business of Capital Power - Environmental Regulation”.

Alberta

Since January 1, 1996, new generation capacity initiatives in Alberta have been undertaken by IPPs and are subject to market forces, rather than rate regulation. Regulated generating units, including those owned and operated by Capital Power, became subject to PPAs that were auctioned by the Government of Alberta to buyers in 2000. The Balancing Pool also assumed the responsibilities of “PPA Buyer” for those generating units that were subject to a PPA not acquired in the initial 2000 auction, including Genesee 1 & 2. Power from PPA generating units and merchant generation is cleared through a wholesale electricity market. Power is dispatched in accordance with an economic merit order administered by AESO, based on offers by generators to sell power. The MSA is an independent entity responsible for monitoring the behaviour of market participants, including AESO and the Balancing Pool, investigating behaviour that may not be consistent with the fair, efficient and openly competitive operation of the market and enforcing compliance with all applicable legislation, regulations, and AESO and AUC rules. The AUC oversees electricity industry matters including approvals for construction and operation of new power plant and transmission facilities, and regulated rates for transmission, distribution and sale of electricity as well as retail natural gas. The AUC is also responsible for approving AESO rules, for considering complaints and objections filed in respect of AESO rules, and for determining penalties and sanctions on any participant found to have contravened market rules.

The Responsible Energy Development Act created a single regulator, the Alberta Energy Regulator (AER), which became operational in June 2013. The AER is responsible for all oil, gas, oil sands and coal mining projects in the Province, combining certain responsibilities previously assigned to the ERCB and Alberta Environment. The AER oversees energy development projects from the application through the reclamation phases of project development. Capital Power’s coal mining related activities are subject to oversight by the AER.

Transmission Issues

Under amendments to the EUA introduced in 2009 as Bill 50, the Government of Alberta was empowered to designate certain transmission projects as critical infrastructure, and approve the need for such facilities. Bill 50 identified and described five projects deemed as critical transmission infrastructure (CTI) projects, including two North-South transmission reinforcement projects that would increase transmission capacity between the Edmonton and Calgary regions. These two projects are known as the West Alberta Transmission Line (WATL) and the East Alberta Transmission Line (EATL). The AUC remains responsible for reviewing and approving other aspects of critical transmission infrastructure projects.

Amendments to the EUA enacted in December 2012 repealed Bill 50, but grandfathered the existing CTI projects. Construction of the existing CTI projects will increase the capacity and reliability of the transmission system and address transmission congestion that could arise between the areas of Alberta where Capital Power’s generating stations are located and the loads drawing on the system.

The AUC approved the EATL project on November 15, 2012 and the WATL project on December 6, 2012. Both projects are currently under construction. EATL is expected to commence commercial operation between the second and fourth quarters of 2015, while WATL is expected to commence operations by June 2015.

On January 29, 2013, the Alberta Government announced its intention to introduce changes to enhance the scrutiny by the AUC of the costs associated with new power lines. These changes are to be focused on the reasonableness and prudence of costs incurred by the AESO and transmission facility owners in identifying the need for and proceeding with construction of new transmission lines. Amendments to the Transmission Regulation, and a Transmission Deficiency Regulation, which include provisions for approved cost estimate, a cost oversight management function and improved cost reporting, were approved by Cabinet on September 3, 2014. Both the CTI projects referred to above and additional transmission work required to carry electricity within Alberta are costly. The increased scrutiny of these costs should ensure that the costs associated with transmission facilities are reasonable in the circumstances. If the costs are too high, some customers may choose to leave the system by producing their own electricity on-site.

MSA State of the Market Report

In March 2012, the MSA announced its intention to prepare a State of the Market report, which would assess the state of competition and Alberta’s wholesale electricity market and ancillary services markets. The MSA released the State of the Market report in December 2012. The key conclusions of the report were that the Alberta wholesale market is effectively competitive, that dynamic efficiency gains more than offset static efficiency losses, and that volatility in Alberta’s wholesale market pricing is expected and necessary to provide an investment signal. The MSA also commented that there is no need for substantive changes to the policy framework or the MSA’s enforcement framework. Capital Power is supportive of the conclusions of the MSA State of the Market report in these respects.

The MSA also advised that it does not intend to produce another State of the Market report until 2015. The process and timelines for the 2015 review have not yet been communicated by the MSA. Capital Power will participate in the MSA’s consultative processes relating to this matter, or any other initiative the MSA may undertake in respect of the structure and performance of Alberta’s wholesale market.

Transmission Line Losses

In Alberta, the costs associated with transmission losses on the Alberta Interconnected Electric System are charged to generators in accordance with a methodology established by the AESO. The AESO’s line loss methodology was implemented in January 2006 and updated in January 2008. Under the line loss methodology, the AESO calculates location-specific loss factors for generators or groups of generators that can be charges or credits, and that must fall within a range prescribed by the Transmission Regulation. All of Capital Power’s generating facilities are assigned loss factors pursuant to the line loss methodology.

The AESO line loss methodology for the 2006-2008 period was challenged by a third-party and found not to comply with the requirements of the Transmission Regulation. In a decision issued in January 2015, the Commission ruled that the post-2008 line loss rule also did not comply, and also that it has the authority to order a remedy or relief to correct for the payment or receipt of line loss charges included in the AESO tariff from January 1, 2006 to the date a new rule goes into effect. A proceeding to determine what loss factor methodology to use for relevant periods is underway.

Given uncertainty over the particulars of the alternative methodology that might ultimately be approved by the AUC, Capital Power’s potential exposure to retroactive charges is unquantifiable at this time. Capital Power will continue to pursue legal and regulatory measures to mitigate any potential exposure.

Transmission Constraint Management

As described above, in Alberta, power is dispatched in accordance with an economic merit order administered by the AESO, based upon offers by generators to sell power. Where real-time transmission constraints preclude the offer that would otherwise have been dispatched, the AESO applies its Transmission Constraints Management Rule (TCM Rule) to dispatch the next available offer that is unaffected by the constraint, which then sets the price.

In April 2013, the AUC issued a decision that upheld a complaint about the TCM Rule. The AUC directed the AESO to work with stakeholders to develop a new TCM Rule. The new rule will affect the calculation of the pool price during transmission congestion events, and create a new congestion charge that would be recovered via a separate mechanism.

The AESO filed its proposed new TCM rule for approval with the AUC in December 2014 and the AUC is expected to issue its decision by mid-2015. Aspects of the AESO’s proposal, particularly regarding the calculation of and eligibility for constrained on payments, have been challenged by various parties. Capital Power is participating in the proceeding.

The proposed new TCM rule may have an impact on pool price dynamics, including price levels and volatility. However, the magnitude and duration of any impacts in these respects will depend on the location, frequency and duration of congestion events, which are unknown at this time. Capital Power is reviewing its settlement and other internal processes and systems in preparation for the implementation of the new TCM rule to mitigate any administrative impacts that may result, and will update its forecasting and portfolio management processes and approaches as appropriate to reflect new market dynamics that may arise under the new TCM rule.

Ontario

Ontario has a centrally planned electricity market, with a strong mandate to increase the amount of clean and renewable energy in the Province’s electric system. The Ontario Ministry of Energy takes a lead role in defining the electricity mix to be procured by the OPA which has the mandate to develop a detailed integrated power supply plan, to procure the electricity generation in that plan and to manage contracts for privately-owned generation. The IESO is responsible for managing the Ontario wholesale market and for ensuring reliability of the electric system in Ontario. Hydro One operates 97% of Ontario’s transmission network. The electricity sector is regulated by the Ontario Energy Board.

Capital Power has ownership interests in three wind projects in Southern Ontario. Kingsbridge 1 was developed pursuant to Ontario’s Renewable Energy Supply (RES) program, which allowed for long term power purchase agreements for wind facilities. PDN began commercial operations and K2 is under construction. Both PDN and K2 were awarded PPAs pursuant to a FIT program. The FIT program, originating from the 2009 Green Energy Act, provides standard program rules, standard contracts and standard pricing for classes of renewable energy.

Given the speed of investment in wind projects under the FIT program, and the relative inflexibility of existing nuclear and hydro resources, the IESO has implemented rule changes through which wind resources would be dispatched down after a predetermined amount of flexible nuclear energy during periods of surplus baseload generation. The rule changes were approved by the IESO Board on November 29, 2012. The SE-91 rule for wind resources was implemented on October 1, 2013. As the revenue from both RES and FIT contracts with the OPA is paid for energy delivered, any dispatch down of wind resources due to surplus baseload generation events will have a negative impact on contracted revenue. Capital Power and other developers under both RES and FIT contracts were able to reach agreement with the OPA for non-material annual and contract caps for the amount of curtailment.

Ontario 2013 Long Term Energy Plan

In December 2013, the Ontario Government released its updated Long Term Energy Plan (the 2013 LTEP), entitled “Achieving Balance.” The 2013 LTEP balances five principles established by the Ontario Government to guide future decisions: cost-effectiveness, reliability, clean energy, community engagement, and an emphasis on conservation and demand management before building new generation.

The 2013 LTEP expects that 20,000 MW of renewable energy will be online by 2025, representing nearly half of Ontario’s installed capacity. In support of this objective, Ontario will phase in wind, solar and bioenergy over a longer time period, with 10,700 MW online by 2021, and will increase the province’s hydroelectric portfolio to 9,300 MW by 2025. A new, competitive procurement process for large scale renewable projects, defined as projects greater than 500 kW, is to be developed by the OPA. The 2013 LTEP states that Ontario plans to make available for procurement under the new process up to 300 MW of wind, 140 MW of solar, and 50 MW of hydroelectric capacity in 2014, and up to 300 MW of wind, 140 MW of solar, 50 MW of bioenergy, and 45 MW of hydroelectricity in 2015.

The 2013 LTEP also establishes Ontario’s plan with respect to its nuclear generation fleet. Nuclear refurbishment will begin at the Darlington and Bruce Generating stations in 2016, while the Pickering Generating Station is expected to be in service until 2020 at which time it will be shut down. Ontario will not proceed at this time with the construction of two new nuclear reactors at the Darlington Generating Station. The 2013 LTEP expects that natural gas-fired generation will be used flexibly to respond to changes in supply and demand, but that new natural gas-fired generation is not required to supply province-wide electricity needs.

The Ontario Government noted the 2013 LTEP will be flexible, and that Ontario will plan for a lower demand scenario with the ability to adjust to potential demand changes. An Ontario Energy Report will be issued on an annual basis starting in 2014 to provide updates on how supply and demand are tracking and to review progress in implementing the LTEP. The annual report for 2014 has not yet been issued. The LTEP will also continue to be updated every three years.

The 2013 LTEP also stated that the IESO would continue to explore and consult on the potential benefits and development of a capacity market in Ontario. The IESO initiated a stakeholder process in 2014 to consider issues relating to a potential capacity market or auction process. Consultations remain ongoing, and details regarding the potential structure and scope for a capacity market, particularly relating to procurement of new resources, remain under consideration. The IESO is currently aiming to finalize the framework for a capacity market to support an initial capacity auction in 2017, to secure supply by the end of the decade. Capital Power is participating in the IESO process to mitigate against any potential impacts for Capital Power’s operating projects in Ontario, and also to assess opportunities and implications for future development.

BC

BC’s electricity is provided primarily by BC Hydro, a Crown corporation that is regulated by the BCUC. BC Hydro’s transmission operations are also regulated by the BCUC. Electricity is traded with other markets through BC Hydro’s trading arm and wholly-owned subsidiary, Powerex Corporation.

While BC is not a deregulated market, the BC Government has taken steps since 2003 to diversify the market and to promote new generation by IPPs. In particular, BC Hydro was directed by the BC Government to acquire electricity supply on a competitive basis from IPPs thus resulting in the various open calls for power.

As a result of BC Hydro effectively controlling the market (generation, distribution and trading activities), the opportunity for IPPs in BC has been limited. IPPs can bid into requests for proposals from BC Hydro and industrial consumers, which, if successful, result in long-term PPAs.

BC Natural Gas and LNG Strategies and BC Hydro 2012 Integrated Resource Plan (IRP)

On February 3, 2012, the BC Government announced a new natural gas strategy and a complementary strategy related to the development of a new liquefied natural gas (LNG) sector in BC. The announcement stated that BC will be home to the world’s first LNG export facilities that use clean energy and that, as new infrastructure is built and the industry expands, future energy needs will be served by local, clean energy, with BC’s natural gas used to support energy reliability if required.

As part of the natural gas and LNG strategies, and also in response to a recommendation of the BC Hydro Review Panel, the BC Government announced it would redefine BC’s existing self-sufficiency policy. In November 2013, BC Hydro filed its latest IRP (2013 IRP), which was approved by the Government of BC. The 2013 IRP includes several recommendations relating to BC Hydro’s potential future procurement or consideration of both renewable and natural gas-fired generation that may present opportunities for Capital Power.

On December 17, 2014, the BC Government announced that it was proceeding with development of Site C, an 1,100 MW hydro-electric generating facility that would be constructed, owned and operated by BC Hydro. Capital costs of the project are estimated to be approximately $8.8 billion, with construction expected to commence in summer 2015 and a commercial in-service by 2024. The development of Site C may impact the timing and nature of future development opportunities in BC.

United States

Capital Power’s operations are subject to extensive regulation by US governmental agencies. Capital Power’s projects are subject to US federal laws and regulations that govern, among other things, transactions by and with purchasers of power, including utility companies, the development and construction of generation facilities, the ownership and operations of generation facilities, and access to transmission. Generation facilities are also subject to US federal, state and local laws and regulations that govern, among other things, the geographical location, zoning, land use and operation of a project.

US Energy Industry Regulatory Matters

FERC Jurisdiction

Unless otherwise exempt, any person that owns or operates facilities used for the wholesale sale or transmission of electric energy in interstate commerce is a public utility subject to FERC’s jurisdiction. FERC has extensive ratemaking jurisdiction and other authority with respect to interstate wholesale sales and transmission of electric energy under the FPA and with respect to certain interstate sales, transportation and storage of natural gas under the USNatural Gas Act of 1938 (NGA), as amended, and the US Natural Gas Policy Act of 1978 (NGPA), as amended. FERC also maintains certain reporting requirements for public utilities and regulates, among other things, the disposition and acquisition of certain assets and securities, the holding of certain interlocking directorate positions, and the issuance of securities by public utilities.

FERC mandates open access for transmission service in the US. A series of orders issued by FERC since 1996 have: i) unbundled utilities’ transmission and generation services; ii) required those utilities to offer eligible entities open access to utility transmission facilities on a basis comparable to the utilities’ own use of the facilities; and iii) set out standards for Regional Transmission Organizations (RTOs). RTOs are voluntary organizations operated by ISOs independent of market participants. RTOs perform planning, operations, and transmission services on a regional instead of utility specific basis. ISOs/RTOs serve two thirds of the wholesale power markets in the US. The six FERC-approved RTOs in the United States include: ISO-NE, New York ISO, PJM Interconnection, the Midwest ISO, the Southwest Power Pool and the California ISO. In addition, FERC approval is required for wholesale sales of power at market-based or cost-based rates. This approval is granted if FERC finds that the seller and its affiliates lack market power in generation and transmission, that the seller and its affiliates cannot erect other barriers to market entry and the seller and its affiliates comply with certain affiliate restrictions. This authorization is subject to revocation by FERC if such companies fail to continue to satisfy FERC’s current or future criteria for market-based rate authority or to modification if FERC restricts the ability of wholesale sellers of power to make sales at market-based rates. All of Capital Power’s power marketer affiliates are currently authorized by FERC to make wholesale sales of power at market-based rates.

Independent System Operators

FERC has the authority to enforce the statutes it is responsible for implementing and the regulations it issues under those statutes. It is empowered to impose civil penalties of up to US $1 million per day per violation for violations of the NGA, NGPA and Part II of the FPA, with the potential of criminal fines and imprisonment for violations. FERC is also responsible for certification of power plant facilities operating in the wholesale markets. The North American Electric Reliability Corporation (NERC) establishes and enforces reliability standards applicable to all owners, operators and users of the bulk power system. NERC standards are reviewed by FERC and thus are subject to FERC’s enforcement authority.

North Carolina

Most of North Carolina is not part of an RTO or ISO. Thus, in most areas of the state, all transactions are bilateral and must be scheduled through the incumbent utility. Capital Power has two facilities in North Carolina, Southport and Roxboro, which are in the non-RTO part of North Carolina. Both plants are QFs under the Public Utilities Regulatory Policies Act of 1978 that incentivizes energy efficiency through use of cogeneration and renewable energy.

New Mexico

Most of New Mexico is not part of an RTO or ISO. Thus, in most areas of the state, all transactions are bilateral and must be scheduled through the incumbent utility. Capital Power owns one facility in New Mexico, Macho Springs, which is a 50 MW wind-powered facility located in Luna County, New Mexico that is located in the El Paso Electric Company (EPE) balancing authority area; the non-RTO part of the state. Macho Springs is interconnected with transmission facilities owned by EPE, and all of the output is sold to Tucson Electric Power pursuant to a long-term power purchase agreement. Macho Springs is an exempt wholesale generator that is authorized to sell energy, capacity, and ancillary services at market-based rates.

RISK FACTORS

A discussion of the risk factors relating to Capital Power and its business and operations can be found in the section entitled “Risks and Risk Management” in the Company’s MD&A for the year ended December 31, 2014 which section is incorporated herein by reference and is available on SEDAR.

COMMON AND PREFERRED DIVIDENDS

Common Dividends

On July 25, 2014, the Company announced that its board of directors approved a 7.9% increase in the annualized dividend from $1.26 to $1.36 per common share. The increased dividend commenced with the third quarter 2014 quarterly dividend paid on October 31, 2014.

The Board has authorized the declaration and payment of the current annual dividend of $1.36 per Common Share, to be paid to holders of Common Shares on a quarterly basis. The payment of dividends is not guaranteed, however, and the amount and timing of any future dividends will be at the discretion of the Board after taking into account such factors as the Company’s financial condition, results of operations, distributions from CPLP, current and anticipated cash needs, the requirements of any future financing agreements and other factors that the Board may deem relevant.

The Company launched a dividend reinvestment plan effective January 1, 2012. See “Common and Preferred Dividends – Dividend Reinvestment Plan”.

The following dividends have been declared on the Common Shares for the three most recently completed financial years:

Dividends Declared
Declaration Date	Dividend per Share
13 Mar 12	$0.315
27 Apr 12	$0.315
26 Jul 12	$0.315
20 Nov 12	$0.315
1 Mar 13	$0.315
26 Apr 13	$0.315
26 Jul 13	$0.315
20 Nov 13	$0.315
28 Feb 14	$0.315
25 Apr 14	$0.315
25 Jul 14	$0.340
20 Nov 14	$0.340

Preferred Dividends

The Series 1 Shares pay fixed cumulative dividends of $1.15 per share per annum, yielding 4.60% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board, for the initial five-year period ending December 31, 2015.

The following dividends have been declared on the Series 1 Shares for the three most recent completed financial years.

Dividends Declared
Declaration Date	Dividend per Share
9 Mar 12	$0.2875
27 Apr 12	$0.2875
26 Jul 12	$0.2875
20 Nov 12	$0.2875
1 Mar 13	$0.2875
26 Apr 13	$0.2875
26 Jul 13	$0.2875
20 Nov 13	$0.2875
28 Feb 14	$0.2875
25 Apr 14	$0.2875
25 Jul 14	$0.2875
20 Nov 14	$0.2875

The Series 3 Shares pay fixed cumulative dividends of $1.15 per share per annum, yielding 4.60% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board, for the initial five-year period ending December 31, 2018.

The following dividends have been declared on the Series 3 Shares since the date of issuance of such shares:

Dividends Declared
Declaration Date	Dividend per Share
1 Mar 13	$0.3151(1)
26 Apr 13	$0.2875
26 Jul 13	$0.2875
20 Nov 13	$0.2875
28 Feb 14	$0.2875
25 Apr 14	$0.2875
25 Jul 14	$0.2875
20 Nov 14	$0.2875

Note:

(1)	Initial quarterly dividend represents the period from December 18, 2012 (the date of issuance of the Series 3 Shares) to March 31, 2013.

The Series 5 Shares pay fixed cumulative dividends of $1.125 per share per annum, yielding 4.50% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board, for the initial five-year period ending June 30, 2018.

The following dividends have been declared on the Series 5 Shares since the date of issuance of such shares:

Dividends Declared
Declaration Date	Dividend per Share
26 Apr 13	$0.3329(1)
26 Jul 13	$0.28125
20 Nov 13	$0.28125
28 Feb 14	$0.28125
25 Apr 14	$0.28125
25 Jul 14	$0.28125
20 Nov 14	$0.28125

Note:

(1)	Initial quarterly dividend represents the period from March 14, 2013 (the date of issuance of the Series 5 Shares) to June 30, 2013.

Dividend Reinvestment Plan

Effective January 1, 2012, the Company launched a dividend reinvestment plan. Eligible shareholders were able to elect to participate in the plan commencing with the Company’s first quarter 2012 cash dividend on its Common Shares. The plan provides eligible shareholders with an alternative to receiving their quarterly cash dividends on Common Shares. Under the plan, eligible shareholders that so elect accumulate additional Common Shares by reinvesting their quarterly cash dividends on the applicable dividend payment date in new Common Shares issued from treasury. Participation in the plan is optional. Those shareholders who did not enrol, or have not enrolled, in the plan are still entitled to receive their quarterly cash dividends on their Common Shares.

On July 25, 2014, the Company announced a reduction in the discount percentage for its Dividend Reinvestment Plan. Eligible common shareholders were allowed to purchase additional Common Shares at a 5% discount to the average market price by reinvesting their dividends. The discount rate was reduced to 3% effective with the third quarter 2014 dividend.

The Company reserves the right to limit the amount of new equity available under the plan on any particular dividend payment date. No assurances can be made that new Common Shares will be made available under the plan on a quarterly basis, or at all. Accordingly, participation may be prorated in certain circumstances. If on any dividend payment date the Company determines not to issue any equity under the plan, or the availability of new Common Shares is prorated in accordance with the terms of the plan, then participants are entitled to receive from the Company the full amount of their regular quarterly cash dividend for each share in respect of which the dividend is payable but cannot be reinvested under the plan in accordance with the applicable election.

Since the Company’s dividend reinvestment plan was introduced and as of the date of this AIF, 4,147,555 Common Shares have been issued pursuant to the plan at a weighted average price of $22.43. To date, no pro-ration has occurred.

CAPITAL STRUCTURE

Capital Power Corporation

The Company’s authorized share capital consists of an unlimited number of Common Shares, an unlimited number of Preference Shares issuable in series, an unlimited number of Special Voting Shares and one Special Limited Voting Share. As of December 31, 2014, there were 83,460,896 Common Shares, 5 million Series 1 Shares, 6 million Series 3 Shares, 8 million Series 5 Shares, 18.841 million Special Voting Shares and one Special Limited Voting Share outstanding.

Common Shares

Holders of Common Shares are entitled to one vote for each Common Share held on a ballot vote at all meetings of shareholders of the Company except meetings at which or in respect of matters on which only holders of another class of shares are entitled to vote separately as a class. Except as otherwise provided in the Articles of the Company or required by law, the holders of Common Shares vote together with the holders of Special Voting Shares as a single class. Holders of Common Shares are entitled to receive, subject to the rights of the holders of another class of shares, any dividend declared by the Company and the remaining property of the Company on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. Notwithstanding the foregoing, the Company may not issue or distribute to all or substantially all of the holders of Common Shares: either (i) Common Shares or (ii) rights or securities of the Company exchangeable for or convertible into or exercisable to acquire any Common Shares, unless contemporaneously therewith the Company issues or distributes Special Voting Shares or rights or securities of the Company exchangeable for or convertible into or exercisable to acquire Special Voting Shares on the same termsmutatis mutandis and in the same proportion.

The Common Shares may not be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the Special Voting Shares are subdivided, consolidated, reclassified or otherwise changed in the same proportion or same manner.

Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions(MI 61-101) provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. CPC has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of CPC’s market capitalization,if EPCOR’s indirect equity interest in CPC, through its ownership of Exchangeable LP Units of CPLP, is included in the calculation of CPC’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 18% indirect interest in CPC held by EPCOR through its ownership of Exchangeable LP Units of CPLP.

Preference Shares

The Preference Shares may at any time and from time to time be issued in one or more series. Subject to the Canada Business Corporations Act, the Board may fix, before the issue thereof, the number of Preference Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, any rights on the liquidation, dissolution or winding up of the Company, and any sinking fund or other provisions.

The Preference Shares of each series will, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, rank on a parity with the Preference Shares of every other series and be entitled to preference over the Common Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Company.

On March 14, 2013, the Company issued 8,000,000 Series 5 Shares at a price of $25.00 per Series 5 Share for aggregate gross proceeds of $200 million.

The Series 5 Shares pay fixed cumulative dividends of $1.125 per share per annum, yielding 4.50% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board, for the initial five-year period ending June 30, 2018. The first quarterly dividend of $0.3329 per share was paid on June 28, 2013. The dividend rate will reset on June 30, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 3.15%. The Series 5 Shares will be redeemable by the Company on June 30, 2018 and on June 30 every fifth year thereafter.

The holders of Series 5 Shares will have the right to convert their shares into Cumulative Floating Rate Preference Shares, Series 6 (Series 6 Shares) of the Company, subject to certain conditions, on June 30, 2018 and on June 30 of every fifth year thereafter. The holders of Series 6 Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate and 3.15%.

On December 18, 2012, the Company issued 6,000,000 Series 3 Shares at a price of $25.00 per Series 3 Share for aggregate gross proceeds of $150 million.

The Series 3 Shares pay fixed cumulative dividends of $1.15 per share per annum, yielding 4.60% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board, for the initial five-year period ending December 31, 2018. The first quarterly dividend of $0.3151 per share was paid on March 28, 2013. The dividend rate will reset on December 31, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 3.23%. The Series 3 Shares will be redeemable by the Company on December 31, 2018 and on December 31 every fifth year thereafter.

The holders of Series 3 Shares will have the right to convert their shares into Cumulative Floating Rate Preference Shares, Series 4 (Series 4 Shares) of the Company, subject to certain conditions, on December 31, 2018 and on December 31 of every fifth year thereafter. The holders of Series 4 Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate and 3.23%.

On December 16, 2010, the Company issued 5,000,000 Series 1 Shares at a price of $25.00 per Series 1 Share for aggregate gross proceeds of $125 million.

The Series 1 Shares pay fixed cumulative dividends of $1.15 per share per annum, yielding 4.60% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board, for the initial five-year period ending December 31, 2015. The dividend rate will reset on December 31, 2015 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 2.17%. The Series 1 Shares will be redeemable by the Company on December 31, 2015 and on December 31 every five years thereafter.

The holders of Series 1 Shares will have the right to convert their shares into Cumulative Floating Rate Preference Shares, Series 2 (Series 2 Shares) of the Company, subject to certain conditions, on December 31, 2015 and on December 31 of every fifth year thereafter. The holders of Series 2 Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate and 2.17%.

Special Voting Shares

Special Voting Shares were issued in relation to the Exchangeable LP Units for the purpose of providing voting rights with respect to the Company to the holders of Exchangeable LP Units. All of the Exchangeable LP Units and all of the Special Voting Shares are owned by EPCOR. Under the Exchange Agreement, holders agree not to transfer Special Voting Shares separately from the related Exchangeable LP Units except for certain permitted transfers among affiliates. See “Material Contracts – Exchange Agreement”.

Holders of Special Voting Shares have the right, voting separately as a class, at any meeting of shareholders of the Company at which directors are to be elected, to nominate and elect a certain number of directors to the Board, provided that, as at the record date established for the purpose of determining shareholders entitled to vote at the meeting, the holders of Special Voting Shares collectively beneficially own the requisite number of Exchangeable LP Units as set forth below:

Proportion of outstanding Common Shares and Common Shares issuable upon exchange of outstanding Exchangeable LP Units represented by aggregate number of Exchangeable LP Units and Common Shares collectively beneficially owned by the holders of Special Voting Shares	Number of Directors
Not less than 20%	Four (4)
Less than 20% but not less than 10%	Two (2)

EPCOR currently indirectly beneficially owns an aggregate number of Exchangeable LP Units that represents approximately 18% of the aggregate number of outstanding Common Shares and Common Shares issuable upon exchange of Exchangeable LP Units, and is entitled to nominate and elect two directors to the Board.

Holders of Special Voting Shares are entitled at any time, subject to applicable law, voting separately as a class, to remove any one or more of the directors of the Company elected by the holders of Special Voting Shares and to nominate and elect successor director(s) to replace the individual(s) previously elected. If there exists or occurs a vacancy on the Board with respect to a director elected or entitled to be elected by the holders of Special Voting Shares, the vacancy will be filled by an individual who is nominated and elected by the holders of Special Voting Shares, voting separately as a class.

If the holders of Special Voting Shares collectively beneficially own an aggregate number of Exchangeable LP Units and Common Shares that represents less than 10% of the aggregate number of outstanding Common Shares and Common Shares issuable upon exchange of Exchangeable LP Units as at the record date established for the purpose of determining shareholders entitled to vote at a meeting, then the holders of Special Voting Shares will vote together with the holders of Common Shares as a single class for the election of directors of the Company. Under such circumstances, each Special Voting Share will entitle its holder to the number of votes that is equal to the Vote Per Share (as defined below).

“Vote Per Share” means, at any time, the amount that is equal to the quotient, rounded down to the nearest 0.0001, obtained when: (x) the “Maximum Exchange Number” at the time is divided by (y) the number of Special Voting Shares outstanding at that time.

“Maximum Exchange Number” means, at a time, the number that is equal to the lesser of, (x) the number of Common Shares for which the Exchangeable LP Units outstanding at that time are then exchangeable, and (y) the largest whole number that, when added to the aggregate number of votes attached to all of the Common Shares outstanding at that time that are owned or the voting rights of which are controlled by persons that own Exchangeable LP Units or persons who, for the purposes of the Tax Act do not deal at arm’s length with an owner of Exchangeable LP Units, does not exceed 49% of the aggregate number of votes attached to all of the Common Shares and the Special Voting Shares outstanding at that time.

As at the date hereof, the Maximum Exchange Number is the total number of Exchangeable LP Units that are outstanding.

Except as provided above, the holders of the Special Voting Shares do not, in that capacity, have the right to vote for the election of directors of the Company.

With respect to all other matters, except matters on which only holders of another class of shares are entitled to vote separately as a class, each Special Voting Share will entitle the holder thereof to that number of votes on a ballot vote at any meeting of shareholders of the Company that is equal to the Vote Per Share, and the holders of Special Voting Shares will vote together with the holders of Common Shares as a single class.

The Special Voting Shares are subject to anti-dilution provision providing that adjustments will be made to the Special Voting Shares in the event of a change to the Common Shares, or distribution of either Common Shares or rights or securities exercisable to acquire Common Shares to holders of the Common Shares.

If a holder of Exchangeable LP Units exchanges some or all of its Exchangeable LP Units pursuant to the Limited Partnership Agreement and the Exchange Agreement, the Company will redeem the related number of Special Voting Shares held by such holder. The number of Special Voting Shares that the Company will redeem will be equal to the number of the Common Shares issuable upon the exchange of such Exchangeable LP Units owned by such holder. The Special Voting Shares will be redeemed at a price per share equal to $0.000001.

Special Limited Voting Share

The authorized number of Special Limited Voting Shares is limited to one. The holder of the Special Limited Voting Share is entitled to receive notice of, to receive materials relating to, and to attend any meeting of Capital Power’s shareholders; however, the holder of the Special Limited Voting Share is not, in such capacity, entitled to vote at any shareholder meeting except as provided by law or as described below.

The articles of the Company provide that any amendment to the articles of the Company to change the place in which the “Head Office” (as defined in the articles) is located to a place other than the City of Edmonton in the Province of Alberta or to change in any way the definition of “Head Office” and the related definitions set out in the articles, or any merger, amalgamation, arrangement, reorganization, liquidation or sale of all or substantially all of the property of the Company or similar transaction pursuant to which the resulting corporation or other successor to the Company or its business is not required to: (i) have its Head Office located in the City of Edmonton; (ii) have a definition of “Head Office” as set out in the articles; or (iii) have a Special Limited Voting Share in the capital of the resulting corporation or other successor to the Company having the same rights and restrictions as those relating to the Special Limited Voting Shares issued to the holder of the Special Limited Voting Share, must be approved by the holder of the Special Limited Voting Share, voting separately as a class, in addition to approval of the holders of the Common Shares and Special Voting Shares voting together as a class or as otherwise required by law. In addition, the jurisdiction of incorporation of the Company may not be changed, by continuance or otherwise; no amendment to the articles to increase the maximum number of authorized Special Limited Voting Shares may be made; the rights, privileges, restrictions and conditions of the Special Limited Voting Share may not be amended; no exchange or creation of a right of exchange or right to acquire Special Limited Voting Shares may be effected; and no transaction, including any amendment to the articles, to effect an exchange, reclassification or cancellation of the Special Limited Voting Share may be undertaken, without approval by the holder of the Special Limited Voting Share, voting separately as a class.

The articles of the Company define “Head Office” to mean the office or offices at which: (i) the majority of the Company’s senior “Executive Officers”, which consist of the persons carrying out as a substantial part of their duties any of the functions of the chief executive officer, chief operating officer, chief financial officer, president, any executive vice-president, senior vice-president or general counsel of the Company, which majority shall include the chief executive officer, are located and from which they carry out the majority of their functions; and (ii) the majority of the “Executive Officers” are located and from which they carry out the majority of their functions (such majority including the Chief Executive Officer and the senior Executive Officers referred to in clause (i) above). The term “Executive Officers” is defined in the articles to include the senior Executive Officers referred to above; and (to the extent different from such senior Executive Officers) the persons, whether employed by the Company or any of its subsidiary entities, carrying out as a substantial part of their duties any of the functions of the chief executive officer, chief operating officer, chief financial officer, president, any executive vice-president or senior vice-president or general counsel, with respect to a substantial portion of the businesses carried on by the Company and its subsidiary entities, taken as a whole. The articles further require that the registered office of the Company be located in the City of Edmonton.

The Special Limited Voting Share carries no right for the holder to receive dividends. The holder of the Special Limited Voting Share has the right to receive, subject to any payment or distribution to holders of Preference Shares, in preference to the holders of Common Shares and on a pari passu basis with the holders of Special Voting Shares, the amount of $1.00 from the remaining property and assets of the Company upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company.

Capital Power L.P.

Under the Limited Partnership Agreement, CPLP may issue various classes of partnership interests designated as GP Units, Common LP Units and Exchangeable LP Units for such consideration and on such terms and conditions as may be determined by the general partner of CPLP, subject to the provisions of the Limited Partnership Agreement. See “Material Contracts - Limited Partnership Agreement”. As at December 31, 2014, the Company indirectly held approximately 21.750 million GP Units and approximately 62.112 million Common LP Units representing together approximately 82% of the total number of outstanding partnership units of CPLP, and EPCOR held 18.841 million Exchangeable LP Units representing approximately 18% of the total number of outstanding partnership units of CPLP.

Debt Issuance

On March 14, 2013, after the Company completed its issuance of Series 5 Shares, the Company loaned $193.7 million to CPLP, pursuant to a subordinated debt agreement. Under the terms of the subordinated debt agreement, CPLP is permitted to defer payment of all or part of the interest owing to the Company for one or more periods of up to five consecutive years. In addition, CPLP shall not pay or declare distributions on any of its outstanding partnership units at any time when interest owing under the subordinated debt agreement is being deferred by it.

On December 18, 2012, after the Company completed its issuance of Series 3 Shares, the Company loaned $145 million to CPLP, pursuant to a subordinated debt agreement. Under the terms of the subordinated debt agreement, CPLP is permitted to defer payment of all or part of the interest owing to the Company for one or more periods of up to five consecutive years. In addition, CPLP shall not pay or declare distributions on any of its outstanding partnership units at any time when interest owing under the subordinated debt agreement is being deferred by it.

On February 21, 2012, CPLP issued $250 million principal amount of 4.85% senior unsecured MTN’s due February 21, 2019 pursuant to the Trust Indenture dated April 14, 2010 between CPLP and Computershare Trust Company of Canada (Trust Indenture) as supplemented by a third supplemental trust indenture dated February 21, 2012.

On June 15, 2011, Capital Power U.S. Financing LP, an indirect subsidiary of CPLP, closed a US$295 million private placement of senior notes (Senior Notes). The Senior Notes consist of two notes with 10 and 15-year terms. The 10-year Senior Note has a principal amount of US$230 million that matures in June 2021 with a coupon rate of 5.21%. The 15-year Senior Note has a US$65 million principal amount and matures in June 2026 with a coupon rate of 5.61%. The Senior Notes prohibit CPLP from making distributions if an event of default has occurred and is continuing, or would reasonably be expected to result from the distribution.

On April 18, 2011, CPLP issued $300 million principal amount of 4.60% senior unsecured MTNs due December 1, 2015 pursuant to the Trust Indenture as supplemented by a second supplemental trust indenture dated April 18, 2011. During 2014 CPLP repurchased an aggregate of $50.6 million principal amount of these MTNs in the market for cancellation.

On December 16, 2010, after the Company completed its issuance of Series 1 Shares, the Company loaned $120.78 million to CPLP, pursuant to a subordinated debt agreement. Under the terms of the subordinated debt agreement, CPLP is permitted to defer payment of all or part of the interest owing to the Company for one or more periods of up to five consecutive years. In addition, CPLP shall not pay or declare distributions on any of its outstanding partnership units at any time when interest owing under the subordinated debt agreement is being deferred by it.

On November 16, 2010, CPLP issued $300 million principal amount 5.276% senior unsecured MTNs due November 16, 2020 pursuant to Trust Indenture as supplemented by a first supplemental trust indenture dated November 16, 2010. The Trust Indenture does not limit the aggregate principal amount of MTNs that may be issued thereunder. Additional MTNs maturing at varying dates and bearing interest at different rates, in each case as determined by CPLP, may be issued under the Trust Indenture. Under the Trust Indenture, CPLP is restricted from incurring additional indebtedness, making distributions or redeeming or repurchasing partnership interests or subordinated debt unless it has a debt-to-capitalization ratio of not more than 75% at the time of (and after giving effect to) such actions.

Capital Power GP Holdings Inc.

The authorized capital of CPLPGP consists of an unlimited number of common shares, an unlimited number of Class “H” voting redeemable retractable preferred shares, an unlimited number of Class “I” non-voting redeemable retractable preferred shares and one special limited voting share. As at December 31, 2014, the Company owns all of the common shares of CPLPGP, and EPCOR holds the one special limited voting share.

The rights, privileges, restrictions and conditions of the special limited voting share of CPLPGP are substantially similar to those of the Special Limited Voting Share of the Company mutatis mutandis. See “Capital Structure - Capital Power Corporation - Special Limited Voting Share”. The holder of the special limited voting share is entitled to receive notice of, and to attend any meeting of, CPLPGP shareholders; however, the holder of the special limited voting share is not, in such capacity, entitled to vote at any shareholder meeting except as provided by law. The articles of CPLPGP require that its registered office be located in the City of Edmonton. The special limited voting share carries no right for the holder to receive dividends. The holder of the special limited voting share has the right to receive, subject to any payment or distribution to holders of prior ranking shares, in preference to the holders of common shares, the amount of $1.00 from the remaining property and assets of CPLPGP upon the voluntary or involuntary liquidation, dissolution or winding-up of CPLPGP.

Ratings

The following credit rating agencies have assigned the following credit ratings to the preferred shares of the Company and debt obligations of CPLP:

Preferred Share Ratings

As of the date of this AIF, the Company has received a rating of Pfd-3 (low) with a stable trend for its preferred shares from DBRS and a rating of P-3 from S&P. Ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.

On November 16, 2012, the Company’s preferred shares were downgraded by S&P from P-3 (high) to P-3. Such P-3 rating is the third highest of eight ratings used by S&P in its Canadian preferred share rating scale. According to S&P, a P-3 rating indicates that, although the obligation is less vulnerable to non-payment than other speculative issues, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. S&P further subcategorizes each rating by the designation of “high” and “low” to indicate where an entity falls within the rating category.

The Company’s preferred shares have been given a rating of Pfd-3 (low) with a stable trend by DBRS. The Pfd-3 (low) rating is the third highest of six rating categories used by DBRS for preferred shares. According to DBRS, preferred shares rated Pfd-3 (low) are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. DBRS further subcategorizes each rating by the designation of “high” and “low” to indicate where an entity falls within the rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed.

The rating by each of DBRS and S&P is not a recommendation to buy, sell or hold any securities of the Company inasmuch as such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised upward or downward or withdrawn entirely by either DBRS or S&P in the future if, in the judgment of either or both, circumstances so warrant. The ratings by DBRS and S&P may not reflect the potential impact of all risks related to the value of any of the securities of the Company. In addition, real or anticipated changes in the ratings assigned to the Company and its preferred shares may affect the market price or value of the securities of the Company.

The Company made payments to each of DBRS and S&P in connection with obtaining the aforementioned ratings and over the past two years has made payments in respect of certain other services provided to the Company by each of DBRS and S&P.

Debt Ratings

As of the date of this AIF, CPLP has received a BBB credit rating with a stable trend for its Senior Unsecured Debt from DBRS and a BBB- Corporate Credit rating with a stable outlook from S&P. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.

The BBB rating assigned to CPLP’s Senior Unsecured Debt by DBRS is the fourth highest rating of DBRS’s ten rating categories, which range from a high of AAA to a low of D. With the exception of the AAA and D categories, DBRS uses “high” or “low” designations to indicate the relative standing of the securities being rated within a particular rating category, while the absence of either a high or low designation indicates the rating is in the middle of the category. According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, however, may be vulnerable to future events.

The BBB- Corporate Credit rating assigned by S&P is the fourth highest rating of S&P’s ten rating categories, which range from a high of AAA to a low of D. With the exception of the AAA and D categories, S&P may modify a rating using a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future S&P credit action.

The credit rating by each of DBRS and S&P is not a recommendation to buy, sell or hold any securities of CPLP inasmuch as such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised upward or downward or withdrawn entirely by either DBRS or S&P in the future if, in the judgment of either or both, circumstances so warrant. The credit ratings by DBRS and S&P may not reflect the potential impact of all risks related to the value of any of the securities of CPLP. In addition, real or anticipated changes in the credit ratings assigned to CPLP and its indebtedness may affect the market price or value of the securities of CPLP.

The Partnership made payments to each of DBRS and S&P in connection with obtaining the aforementioned ratings and over the past two years has made payments in respect of certain other services provided to the Partnership by each of DBRS and S&P.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s Common Shares trade on the Toronto Stock Exchange under the symbol of CPX. The following table sets forth the reported high and low trading prices and volumes for the periods indicated:

Toronto Stock Exchange 2014 CPX Trading Statistics

Month	Share Price			Volume Traded
	High	Low	Close
January	$22.95	$20.51	$22.79	6,384,248
February	$23.53	$22.37	$22.92	4,632,073
March	$25.81	$23.01	$25.72	7,249,564
April	$26.00	$24.07	$24.62	5,428,908
May	$26.42	$24.22	$25.90	4,173,513
June	$26.49	$25.65	$26.37	4,097,795
July	$27.41	$25.75	$26.51	4,882,769
August	$28.71	$26.31	$28.10	3,752,136
September	$28.70	$26.26	$26.75	3,835,087
October	$27.46	$24.50	$25.58	6,067,103
November	$28.14	$25.23	$27.13	3,505,111
December	$27.49	$24.66	$26.00	4,329,925

The Company’s Series 1 Shares began trading on the Toronto Stock Exchange on December 16, 2010 under the symbol of CPX.PR.A. The following table sets forth the reported high and low trading prices and volumes for the periods indicated:

Toronto Stock Exchange 2014 CPX.PR.A Trading Statistics

Month	Share Price			Volume Traded
	High	Low	Close
January	$20.32	$18.05	$19.98	403,727
February	$19.79	$18.55	$19.00	97,718
March	$20.32	$18.80	$20.00	187,967
April	$21.00	$20.00	$20.83	59,538
May	$22.24	$20.97	$21.10	94,511
June	$21.73	$20.53	$20.70	79,492

Month	Share Price			Volume Traded
	High	Low	Close
July	$20.95	$19.75	$20.01	73,794
August	$20.99	$20.10	$20.66	42,325
September	$20.95	$19.45	$19.55	46,555
October	$19.75	$18.41	$18.91	69,419
November	$19.65	$18.20	$18.20	108,925
December	$18.21	$16.05	$18.00	218,897

The Company’s Series 3 Shares began trading on the Toronto Stock Exchange on December 18, 2012 under the symbol of CPX.PR.C. The following table sets forth the reported high and low trading prices and volumes for the periods indicated:

Toronto Stock Exchange 2014 CPX.PR.C Trading Statistics

Month	Share Price			Volume Traded
	High	Low	Close
January	$22.48	$20.90	$21.78	135,282
February	$21.99	$21.34	$21.61	77,404
March	$23.47	$21.81	$23.30	123,947
April	$24.23	$22.95	$23.81	119,051
May	$24.49	$23.20	$23.20	231,233
June	$23.73	$22.59	$23.47	124,502
July	$23.98	$23.25	$23.70	108,294
August	$24.38	$23.26	$23.82	107,644
September	$23.91	$23.06	$23.19	93,467
October	$23.64	$22.15	$23.14	96,029
November	$23.61	$22.94	$23.18	119,289
December	$23.30	$21.38	$22.50	142,966

The Company’s Series 5 Shares began trading on the Toronto Stock Exchange on March 14, 2013 under the symbol of CPX.PR.E. The following table sets forth the reported high and low trading prices and volumes for the periods indicated:

Toronto Stock Exchange 2014 CPX.PR.E Trading Statistics

Month	Share Price			Volume Traded
	High	Low	Close
January	$21.73	$20.65	$21.21	235,650
February	$21.35	$20.65	$21.35	110,332
March	$23.33	$21.12	$23.21	264,038
April	$24.00	$22.52	$23.77	205,984
May	$24.43	$23.20	$23.25	174,766
June	$23.49	$22.39	$23.00	176,277
July	$23.70	$22.80	$23.51	186,344
August	$24.00	$23.04	$23.69	112,403
September	$23.90	$22.79	$22.95	136,915
October	$23.40	$21.74	$22.90	117,827
November	$23.37	$22.71	$22.83	153,226
December	$23.01	$19.52	$22.39	260,710

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DIRECTORS AND OFFICERS

Board of Directors

The name, place of residence, principal occupation, period of service as a member of the Board of Directors and membership in Board committees of each director of CPC are set forth in the following table as at December 31, 2014:

Name, Province / State and Country of Residence(6)(8)	Director Since	Office Held (1)(2) Committee Membership(3)	Principal Occupation During Past Five Years
Albrecht W.A. Bellstedt Canmore, Alberta, Canada Date of Birth: March 1949 Shares held: (4) Common Shares — 7,310 Series 1 Shares — 4,000	July 9, 2009	Director and Non-EPCOR Elect Chair Committees: Corporate Governance, HSE	Professional Director from February 2007.
Doyle Beneby San Antonio, Texas, USA Date of Birth: October 1959 Shares held: (4) Nil	April 27, 2012	Director Committees: Audit HSE	Chief Executive Officer, CPS Energy from July, 2010; prior thereto, Senior Vice President, Exelon Power and President, Exelon Corporation from 2009 to 2010.
William Bennett Chicago, Illinois, USA Date of Birth: October 1946 Shares held: (4) Common Shares — 1,000	July 9, 2009	Director Committees: Audit HSE	Semi-retired; a Corporate Director and a Private Investor since 1998.
Hugh Bolton Edmonton, Alberta, Canada Date of Birth: May 1938 Shares held: (4) Common Shares — 1,000 Series 1 Shares — 4,000	July 9, 2009	Director Committees: Corporate Governance(7)	Retired and Non-executive Chair of the Board of Directors of EPCOR Utilities Inc.

Name, Province / State and Country of Residence(6)(8)	Director Since	Office Held (1)(2) Committee Membership(3)	Principal Occupation During Past Five Years
Richard Cruickshank Edmonton, Alberta, Canada Date of Birth: July 1950 Shares held: (4) Common Shares — 1,000	July 9, 2009	Director Committees: Corporate Governance	Partner, Dentons Canada LLP (law firm), since March 2013; prior thereto, Partner, Fraser Milner Casgrain LLP (law firm), since August 2000.
Philip Lachambre Edmonton, Alberta, Canada Date of Birth: December 1951 Shares held: (4) Common Shares — 10,720 Series 1 Shares - 800	July 9, 2009	Director Committees: Audit HSE	President of PCML Consulting Inc. from February 2007, Corporate Director since July, 2007.
Donald Lowry Edmonton, Alberta, Canada Date of Birth: September 1951 Shares held: (4) Common Shares — 4,000 Series 1 Shares — 9,000 Series 5 Shares — 2,000	July 9, 2009	Director and Chairman Committees:(5) Corporate Governance Audit HSE	Retired from March 2013; prior thereto, President and Chief Executive Officer, EPCOR Utilities Inc. from January 1998.
Allister McPherson Edmonton, Alberta, Canada Date of Birth: September 1943 Shares held: (4) Common Shares — 6,500	June 25, 2009	Director Committees: Audit	Retired from November 2005.
Margaret (Peggy) Mulligan Mississauga, Ontario, Canada Date of Birth: May 1958 Shares held: (4) Common Shares — 10,000	April 27, 2012	Director Committees: Audit Corporate Governance	Professional Director from December 2010; prior thereto, Executive Vice President & CFO, Valeant Pharmaceuticals International, Inc. from 2008.
Brian Vaasjo Edmonton, Alberta, Canada Date of Birth: August 1955 Shares held: (4) Common Shares — 66,833	May 5, 2009	Director, President and Chief Executive Officer	President and Chief Executive Officer, Capital Power Corporation from July 2009.

Notes:

(1)	The Board does not have an executive committee.
(2)	Directors will hold office for a term expiring at the conclusion of the next annual meeting of shareholders of Capital Power or until their successors are elected or appointed and will be eligible for re-election.

(3)	Board Committees: (i) Audit Committee, (ii) Corporate Governance, Compensation and Nominating Committee (Corporate Governance); and (iii) Health, Safety and Environment Committee (HSE).
(4)	Represents as of December 31, 2014 the number of Common Shares, Series 1 Shares, Series 3 Shares and Series 5 Shares, as applicable, beneficially owned, or controlled or directed, directly or indirectly, by such persons.
(5)	As Chair, Mr. Lowry attends committee meetings in an ex-officio, non-voting capacity.
(6)	Mr. Brian Bentz resigned from the Board and HSE committee effective September 14, 2014. Mr. Bentz served on the Corporate Governance committee until July 25, 2014.
(7)	Mr. Hugh Bolton was appointed to the Corporate Governance committee on July 25, 2014.
(8)	Mr. Patrick Daniel was appointed to the Board effective February 17, 2015

The Board has determined that all of the directors, except for Messrs Vaasjo and Cruickshank, are independent within the meaning of applicable Canadian securities laws on the basis that they do not have any material direct or indirect relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment. Mr. Vaasjo is not considered independent as he is the President and Chief Executive Officer of the Company. Mr. Cruickshank is not considered independent as he is a partner in a law firm that provides legal advice and services to the Company.

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Executive Officers

CPC’s officers are appointed by, and serve at the discretion of the Board. The following table sets forth the names, place of residence, and position with Capital Power of each person who is an executive officer of Capital Power as at December 31, 2014.

Name, Province / State and Country of Residence	Officer Since	Office Held	Principal Occupation During the last 5 Years
Brian Vaasjo Edmonton, Alberta, Canada Date of Birth: August 1955 Shares Held(1) Common Shares – 66,833	May 1, 2009	President and Chief Executive Officer, Director	President and Chief Executive Officer, Capital Power Corporation from July 2009.
Stuart Lee Sherwood Park, Alberta, Canada Date of Birth: June 1964 Shares Held(1) Common Shares – 29,813	May 1, 2009	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer, Capital Power Corporation from November 2011; Prior thereto, Senior Vice President and Chief Financial Officer of Capital Power Corporation from July 2009 and President of CPI Income Services Ltd. from July 2009 to November 2011.
Kathryn Chisholm, Q.C. Edmonton, Alberta, Canada Date of Birth: May 1963 Shares Held(1) Common Shares – 13,476	May 1, 2009	Senior Vice President, Legal and External Relations, from November 2012; prior thereto Senior Vice President, General Counsel and Corporate Secretary from May 2009	Senior Vice President, Legal and External Relations, Capital Power Corporation from November 2012; prior thereto, Senior Vice President, General Counsel and Corporate Secretary, Capital Power Corporation from July 2009.

Name, Province / State and Country of Residence	Officer Since	Office Held	Principal Occupation During the last 5 Years
Bryan DeNeve Edmonton, Alberta, Canada Date of Birth: July 1965 Shares Held(1) Common Shares – 14,573	January 4, 2011	Senior Vice President, Corporate Development and Commercial Services, since November 2012; prior thereto Senior Vice President, Commercial Services from January 2011	Senior Vice President, Corporate Development and Commercial Services, Capital Power Corporation, from November 2012; prior thereto, Senior Vice President, Commercial Services, Capital Power Corporation from January, 2011; prior thereto, Vice President, Business Development, Capital Power Corporation from July, 2009.
Darcy John Trufyn Edmonton, Alberta, Canada Date of Birth: July 1955 Shares Held(1) Common Shares – 13,997	October 9, 2009	Senior Vice President, Operations, Engineering and Construction from November 2012; prior thereto Senior Vice President, Construction, Engineering and Project Management from October 2009	Senior Vice President, Operations, Engineering and Construction, Capital Power Corporation from November 2012; prior thereto, Senior Vice President, Construction, Engineering and Project Management, Capital Power Corporation from October 2009.
Todd Gilchrist Sherwood Park, Alberta, Canada Date of Birth: December, 1968 Shares Held(1) Common Shares – 758	July 1, 2013	Senior Vice President, Human Resources and Health, Safety and Environment	Senior Vice President, Human Resources and Health, Safety and Environment, Capital Power Corporation, from July 2013; prior thereto, Vice President, Human Resources, Capital Power Corporation from October 2012; prior thereto, Vice President, Health, Safety & Environment, Capital Power Corporation, from September 2011; prior thereto, Vice President, Human Resources and Workplace Health & Safety, Alberta Health Services, from September 2009.

Note:

(1)	Represents as of December 31, 2014 the number of Common Shares, Series 1 Shares, Series 3 Shares and Series 5 Shares, as applicable, beneficially owned, or controlled or directed, directly or indirectly, by such persons.

As at December 31, 2014, the directors of the Company who are not also executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 41,530 Common Shares ($26.00 per share as at the close of trading on December 31, 2014 for a value of $1,079,780), which is less than 1% of the issued and outstanding Common Shares, 17,800 Series 1 Shares ($18.00 per share as at the close of trading on December 31, 2014 for a value of $320,400), which is less than 1% of the issued and outstanding Series 1 Shares, and 2,000 Series 5 Shares ($22.39 per share as at the close of trading on December 31, 2014 for a value of $44,780), which is less than 1% of the issued and outstanding Series 5 Shares.

As at December 31, 2014, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 180,980 Common Shares ($26.00 per share as at the close of trading on December 31, 2014 for a value of $4,705,480), which is less than 1% of the issued and outstanding Common Shares of the Company, 17,800 Series 1 Shares ($18.00 per share as at the close of trading on December 31, 2014 for a value of $320,400), which is less than 1% of the issued and outstanding Series 1 Shares, and 2,000 Series 5 Shares ($22.39 per share as at the close of trading on December 31, 2014 for a value of $44,780), which is less than 1% of the issued and outstanding Series 5 Shares. The information as to the beneficial ownership of the Common Shares and Series 1 Shares, not being within the knowledge of the Company, has been confirmed by the directors and executive officers individually.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As of December 31, 2014, except as noted below, and to the knowledge of the Company, no director, executive officer or controlling security holder of the Company is, or within the ten years prior to the date hereof, has been, a director or executive officer of any other issuer that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the person ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Albrecht Bellstedt ceased being a director of Sun Times Media Group, Inc. (formerly Hollinger International Inc.) in June of 2008. Sun Times Media Group, Inc. went into Chapter 11 bankruptcy protection under the US Bankruptcy Code in 2009.

Conflicts of Interest

Certain directors and officers of the Company are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with corporate laws, directors who are a party to, are a director or officer of a party to, or have a material interest in any person who is a party to a material contract or material transaction or a proposed material contract or material transaction with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract or transaction. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company.

Conflicts, if any, will be subject to the procedures and remedies available under the Canada Business Corporations Act (CBCA). The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

Donald Lowry was, until his retirement on March 6, 2013, the President and Chief Executive Officer of EPCOR Utilities Inc. Hugh Bolton is a director and Chairman of the Board of EPCOR Utilities Inc. Allister McPherson is also a director of EPCOR Utilities Inc. Given EPCOR’s ownership interest in the Company, the possibility exists for conflicts of interest to arise between EPCOR and the Company (examples of when such conflict of interest could possibly arise include, but are not limited to, a sell down by EPCOR of its ownership interest in the Company or a reduction by the Company of its dividend).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any existing or contemplated legal proceedings material to Capital Power to which it is a party or to which its property is subject except as described below.

Milner Power Inc. (Milner) Loss Factor Complaint

Capital Power is participating in a proceeding before the AUC to re-hear a complaint originally filed by Milner in 2005 against the AESO’s loss factor calculation methodology (LFM). The AUC initially rejected the complaint in 2005, but Milner appealed the decision in 2006. The Court of Appeal issued a ruling in July 2010 directing the AUC to re-hear the complaint.

The LFM is used to calculate generator-specific loss factors and forms the basis for certain transmission charges paid by Alberta generators. Milner alleges that the existing LFM, developed by the AESO in consultation with stakeholders in 2005 and implemented January 1, 2006, does not comply with applicable regulations. Milner is advocating for the adoption, retroactively back to 2006 and on a go-forward basis, of an alternative LFM that would increase the loss charges to northern Alberta generating units (including Genesee, Sundance, Clover Bar and Keephills) and proportionately decrease the charges to southern generators (including Shepard).

The AESO has put forward a “straw dog” methodology, which Management believes is also unlikely to be adopted exactly as proposed. Management expects there to be both (i) substantial changes requested to the straw dog and (ii) additional alternative methodologies proposed by other participants in the proceeding. It also remains unknown at this stage whether retroactive adjustments, if ordered, would be required to be paid in lump sum or as a transmission rate rider over time, and what net impact the addition of Shepard to Capital Power’s fleet will have on any future potential liability. Accordingly, Capital Power’s potential exposure remains uncertain and is unquantifiable at this time.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares and preferred shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal holder of securities or any associate or affiliate of the foregoing has, or has had, within the three most recently completed financial years, any material interest in any transaction, or in any proposed transactions that has materially affected or will materially affect the Company or been indebted to the Company, except for routine indebtedness, other than as set forth in the AIF. See “Material Contracts”.

EPCOR, through EPDC, is the largest voting shareholder of the Company and, pursuant to EPCOR’s right to elect up to two directors of the Company under its Special Voting Shares, two of the 11 directors of the Company are directors of EPCOR.

EPCOR has advised the Company that it intends to act only as an investor in and not as a manager of the Company, and that EPCOR intends to direct or exercise the voting rights attached to the Special Voting Shares and Special Limited Voting Share, as such. EPCOR has further advised the Company that it intends to eventually sell all or a substantial number of the Common Shares underlying its Exchangeable LP Units, subject to market conditions, its requirements for capital and other circumstances that may arise in the future.

EPCOR holds the one issued and outstanding Special Limited Voting Share. The Special Limited Voting Share confers on the holder the right to vote separately as a class in connection with certain amendments to the articles of the Company, including an amendment to change or permit the change of the location of the head office of the Company from the City of Edmonton, Alberta. EPCOR has undertaken to its sole shareholder, the City of Edmonton, that it will not exercise, dispose of or otherwise relinquish any rights it has under the Special Limited Voting Share without the consent of the City of Edmonton.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which Capital Power has entered into since its incorporation on May 1, 2009 and within the most recently completed financial year.

•	Amended and Restated Limited Partnership Agreement of CPLP among Capital Power, 7181035 Canada Inc. and each person who is admitted to the partnership as a limited partner; dated May 29, 2009 as amended and restated as of July 9, 2009 (Limited Partnership Agreement)

•	Master Separation Agreement between EPCOR and Capital Power dated June 25, 2009 (Master Separation Agreement)

•	Share Transfer Agreement between Capital Power and EPCOR dated June 30, 2009 (Share Transfer Agreement)

•	Asset Transfer Agreement between EPDC, CPLP and Capital Power dated June 30, 2009 (Asset Transfer Agreement)

•	Cooperation Agreement between EPCOR and Capital Power dated July 9, 2009 (Cooperation Agreement)

•	Registration Rights Agreement between EPCOR and Capital Power dated July 9, 2009 (Registration Rights Agreement)

•	Exchange Agreement among Capital Power, CPLP, Capital Power GP Holdings Inc., EPDC and each person who, from time to time, is a holder of Exchangeable LP Units dated July 9, 2009 (Exchange Agreement)

•	Social Objectives Agreement among EPCOR, 7166575 Canada Inc. and The City of Edmonton dated May 5, 2009, as amended on February 4, 2014 (Social Objectives Agreement)

•	Back-to-Back Credit Agreement between CPLP and EPCOR dated July 9, 2009 (Back-to-Back Credit Agreement)

•	Shareholder Rights Plan Agreement between CPC and Computershare Trust Company of Canada dated November 20, 2012 (Shareholder Rights Plan Agreement)

The following section provides a summary of these agreements. Copies of the above material agreements may be viewed on SEDAR at www.sedar.com.

Limited Partnership Agreement

General Partner of CPLP

The general partner of CPLP is CPLPGP, a wholly-owned subsidiary of the Company. In its capacity as general partner of CPLP, CPLPGP is authorized and obliged to manage, control, administer and operate the business and affairs of CPLP, to make all decisions regarding the business of CPLP and to bind CPLP in respect of any such decisions, subject to certain limitations contained in the Limited Partnership Agreement. CPLPGP is required to exercise its powers and discharge its duties honestly, in good faith with a view to the best interests of CPLP and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Restrictions on the Authority of CPLPGP

The authority of CPLPGP, as general partner, is limited in certain respects under the Limited Partnership Agreement. CPLPGP is precluded from, without the prior approval of the holders of Common LP Units and Exchangeable LP Units, voting together, given by special resolution: (i) issuing or accepting, recognizing or registering the transfer of any limited partnership units of CPLP, unless such issuance or transfer has been effected in compliance with the Limited Partnership Agreement; and (ii) waiving any default on the part of a general partner or releasing a general partner from any claims in respect thereof. For these purposes, limited partnership units held by the Company, CPLPGP or their subsidiaries will not be entitled to vote.

Partnership Units

Under the limited partnership agreement governing CPLP, CPLP may issue various classes of partnership interests, designated as GP Units, Common LP Units and Exchangeable LP Units, for such consideration and on such terms and conditions as may be determined by the general partner of CPLP, subject to the provisions of the Limited Partnership Agreement.

The GP Units, Common LP Units and Exchangeable LP Units are entitled to participate in distributions of CPLP on an equal per-unit basis. Certain fundamental matters must be approved by special resolution of the holders of Common LP Units and Exchangeable LP Units, voting together as a class, including: (i) a consolidation, subdivision or reclassification of limited partnership units; and (ii) a waiver of a default by the general partner or release of the general partner from any claims in respect thereof. Other matters must be approved by special resolution of the holders of Common LP Units, including: (i) removal of the general partner; (ii) dissolution, termination, wind up or other discontinuance of CPLP; (iii) sale, exchange or other disposition of all or substantially all of the business or assets of CPLP; (iv) amendments to the Limited Partnership Agreement; and (v) merger or consolidation involving CPLP. However, amendments to the rights, privileges, restrictions and conditions of a class of limited partnership units must be approved by special resolution of the holders of that class of limited partnership units, voting separately as a class.

As contemplated in the Exchange Agreement, Exchangeable LP Units are exchangeable for Common Shares of the Company at the option of the holder on a one-for-one basis (subject to customary anti-dilution protections) at any time, subject to the limitation that the maximum number of Common Shares for which Exchangeable LP Units may be exchanged at any time is the largest whole number of Common Shares that, when added to the aggregate number of Common Shares outstanding at that time owned or whose voting rights are controlled by persons who own Exchangeable LP Units or persons who, for purposes of the Tax Act do not deal at arm’s length with an owner of Exchangeable LP Units, does not exceed 49% of the aggregate number of Common Shares that would be outstanding immediately following such exchange. Following any such exchange, each Exchangeable LP Unit acquired by the Company will automatically be converted into a Common LP Unit. Each of the Exchangeable LP Units is accompanied by a Special Voting Share. See “Capital Structure - Capital Power Corporation - Special Voting Shares”.

Distributions

It is anticipated that CPLP will make cash distributions, as determined by CPLPGP, to its partners on a quarterly basis, and in any event on or before the scheduled date for payment by the Company of dividends to holders of Common Shares. Distributions are not, however, guaranteed and will be at the discretion of CPLPGP. See “Common and Preferred Dividends - Common Dividends” in this AIF and “Risks and Risk Management – General economic conditions, business environment and other risks” in the Company’s MD&A for the year ended December 31, 2014.

Allocation of Net Income and Losses

The income for tax purposes of CPLP for a particular fiscal year will be allocated to each partner by multiplying the total income for tax purposes of CPLP allocated to all partners by a fraction, the numerator of which is the aggregate of the distributions paid or payable or allocated to that partner with respect to that fiscal year and the denominator of which is the aggregate of the amount or value of the distributions paid or payable or allocated to all partners by CPLP with respect to that fiscal year. The amount of income for tax purposes allocated to a partner may be more or less than the amount of cash distributed by CPLP to that partner.

Income and loss of CPLP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

If, with respect to a given fiscal year, no distribution is paid or payable or allocated to the partners, or CPLP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of CPLP for that fiscal year will be allocated to the partners at the end of each month ending in that fiscal year in the proportion that the number of limited partnership units and / or GP Units held at each of those dates by that partner bears to the total number of limited partnership units and GP Units issued and outstanding at each of those dates.

Limited Liability

CPLP will operate in a manner so as to ensure, to the greatest extent practicable, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. If limited liability of the limited partners is lost due to the negligence of CPLPGP, CPLPGP will indemnify the limited partners against all costs and damages suffered or incurred by the limited partners to the extent that their liability is not limited as intended by the Limited Partnership Agreement.

Transfer of Partnership Units

No limited partner may transfer any of the limited partnership units owned by it except to persons and in the manner expressly permitted in the Limited Partnership Agreement, and limited partnership units may not be transferred to a person who is a “non-resident” of Canada or is not a “Canadian partnership” for purposes of the Tax Act and the regulations thereunder (the Regulations). No holder of Exchangeable LP Units is permitted to transfer such Exchangeable LP Units other than as provided in the Limited Partnership Agreement and the Exchange Agreement or in exchange for Common Shares in accordance with the terms of the Exchange Agreement, unless either: (i) such transfer would not require that the transferee make an offer to holders of Common Shares to acquire Common Shares on the same terms and conditions under applicable securities laws, if such Exchangeable LP Units were converted into Common Shares at the then applicable exchange ratio; or (ii) if such transfer would require that the transferee make such an offer to holders of Common Shares to acquire Common Shares on the same terms and conditions under applicable securities laws, the transferee acquiring such Exchangeable LP Units makes a contemporaneous identical offer for Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions and at the then applicable exchange ratio in effect under the Exchange Agreement) and does not acquire such Exchangeable LP Units unless the transferee also acquires a proportionate number of Common Shares actually tendered to such identical offer.

Master Separation Agreement

The Master Separation Agreement contains the key provisions related to the separation of the business of the Company from EPCOR and the transfer of the power generation business from EPCOR to the Company pursuant to the Reorganization. All of the Company’s and EPCOR’s covenants and agreements in the Master Separation Agreement will survive indefinitely, subject to applicable laws. Certain of the principal provisions of the Master Separation Agreement relate to:

•	The ownership and transfer of assets, including the separation of the Company’s assets and assumption of liabilities from EPCOR through transfer agreements that the Company and / or CPLP have entered into with EPCOR. The assets constituting the business of Capital Power were transferred to the Company and CPLP on an “as is”, “where is” basis without any representations or warranties, express or implied, as to its condition, quality, merchantability or fitness and the Company and / or CPLP, as applicable, bear the economic and legal risks if any conveyance proves to be insufficient to vest good and marketable title in such transferee;

•	Capital Power indemnifying EPCOR, each of EPCOR’s controlled subsidiaries, and each of their respective directors, officers, employees, consultants, advisers and agents from all losses they may suffer relating to, arising out of, or in respect of certain circumstances or events, whether such losses arise or accrue prior to, on or following the closing of the Reorganization, including Capital Power’s business or future business or any liabilities arising out of or related to such business or Capital Power’s assets;

•	EPCOR indemnifying Capital Power, each of Capital Power’s controlled subsidiaries, and each of their respective directors, officers, employees, consultants, advisers and agents from all losses they may suffer relating to, arising out of, or in respect of certain circumstances or events, whether such losses arise or accrue prior to, on or following the closing of the Reorganization, including EPCOR’s business or future business or any liabilities arising out of or related to such business or EPCOR’s assets (excluding any liability arising out of the business of Capital Power); and

•	Non-competition and non-solicitation of employees such that Capital Power will not, for a period of three years from the date of that agreement, directly or indirectly, engage in any business competitive with EPCOR’s business, as conducted upon closing of the Reorganization, and EPCOR will not, for a period of three years from the date of that agreement, directly or indirectly, engage in any business competitive with Capital Power’s business, as conducted at the time of closing of the Reorganization. The three-year term of these non-competition and non-solicitation covenants has expired.

Share Transfer Agreement

The Share Purchase Agreement provided for the purchase by Capital Power from EPCOR of all of the issued and outstanding shares of CPLPGP. The purchase price for the shares of CPLPGP was approximately $468 million, payable in cash.

Asset Transfer Agreement

The Asset Transfer Agreement provided for the contribution by EPDC to CPLP of substantially all of the assets of EPDC.

The purchase price for the assets contributed to CPLP was approximately $2,254 million, approximately $468 million in cash, the issuance of 56.625 million Exchangeable LP Units, representing an approximate 72.2% equity interest in CPLP (together with the issuance by the Company of 56.625 million accompanying Special Voting Shares) and $896 million by a loan from EPCOR under the Back-to-Back Credit Agreement described below.

Cooperation Agreement

The Cooperation Agreement provides for, among other things, certain governance, tax and financial reporting matters by Capital Power to EPCOR. The Cooperation Agreement deals with (among other things):

•	Certain governance matters including:

•	setting the size of the Board of Directors at: (i) a minimum of nine directors so long as EPCOR has the right to nominate and elect four directors pursuant to the rights attached to the Special Voting Shares and five directors so long as EPCOR has the right to nominate and elect two directors pursuant to the rights attached to the Special Voting Shares; and (ii) a maximum of 12 directors;

•	requiring committees of the Board of Directors, including an audit committee; corporate governance, compensation and nominating committee; and environmental, health and safety committee;

•	establishing quorum for meetings of the Board of Directors: (i) as a majority of the number of directors, subject to the Canadian residency requirements of the Canada Business Corporations Act; (ii) so long as EPCOR’s interest in the outstanding Common Shares is not less than 10% (after giving effect to the exchange of the Exchangeable LP Units held by EPCOR), that a majority of the directors in attendance shall be directors not elected by EPCOR; and (iii) so long as EPCOR’s interest in the outstanding Common Shares is not less than 20% (after giving effect to exchange of the Exchangeable LP Units held by EPCOR), at least one of the directors is elected by EPCOR; and

•	providing that within 30 days of receipt of a written request by any two directors of the Board of Directors, a meeting of holders of Common Shares is to be called by the Corporation.

•	Certain tax-related matters including restrictions with respect to amending / changing tax returns for periods prior to the completion of the IPO and requirements to provide notice of audit adjustments; and

•	Financial reporting matters including providing EPCOR with financial and other information and data with respect to Capital Power in sufficient time to allow EPCOR to meet its financial and legal obligations.

The Cooperation Agreement does not limit the ability of EPCOR to exercise its rights attached to the Special Voting Shares, Special Limited Voting Share and special limited voting share of CPLPGP. The Company has agreed to not, directly or indirectly, undertake any acquisition or investing activity that would be material to the Company, on a consolidated basis, except in or through CPLP, CPI Investments Inc. or their respective subsidiaries. Unless terminated earlier by written agreement of the parties, the Cooperation Agreement will terminate when EPCOR owns less than 10% of the outstanding Common Shares, after giving effect to the exchange of the Exchangeable LP Units to be held by EPCOR.

Registration Rights Agreement

The Registration Rights Agreement provides EPCOR with the right to require Capital Power to qualify Common Shares held by EPCOR, including Common Shares issuable upon the exchange of Exchangeable LP Units, for distribution: (i) by prospectus filed with the applicable Canadian securities regulatory authorities; and / or (ii) by registration statements filed with the United States Securities and Exchange Commission. In addition, the Registration Rights Agreement provides:

•	EPCOR with the right to require Capital Power to include Common Shares held by EPCOR, including Common Shares issuable upon exchange of Exchangeable LP Units, in future offerings undertaken by Capital Power by way of prospectuses that it may file with applicable Canadian securities regulatory authorities or registration statements that Capital Power may file with the United States Securities and Exchange Commission. These rights are subject to various conditions and limitations;

•	Capital Power is obliged to indemnify EPCOR for any misrepresentation in a prospectus under which EPCOR’s Common Shares were sold (other than in respect of any information provided by EPCOR for inclusion in the prospectus); and

•	EPCOR’s right to require Capital Power to qualify Common Shares held by EPCOR, including Common Shares issuable upon the exchange of Exchangeable LP Units, for distribution as described above, is, under the terms of the Registration Rights Agreement, subject to a number of limitations, including, but not limited to, the right of Capital Power to postpone any such distribution if the Board acting in good faith determines that any such distribution should not be made at the particular time, or continued, because such distribution would materially adversely affect any proposed financing, acquisition, corporate reorganization, amalgamation, merger or other transaction involving Capital Power or any of its subsidiaries that is material to Capital Power and its subsidiaries taken as a whole. Capital Power may postpone any such distribution until the earlier of (i) 5 days after the business reason for the decision by the Board ceases to exist; or (ii) 90 days after the Board makes such good faith determination.

•	The Registration Rights Agreement (other than the indemnity provisions) will terminate upon the earlier of: (i) the date that EPCOR owns less than 10% of the outstanding Common Shares, after giving effect to the exchange of the Exchangeable LP Units; and (ii) July 1, 2024.

Exchange Agreement

Under the Exchange Agreement, Capital Power has granted the holders of Exchangeable LP Units the right to require Capital Power to exchange Exchangeable LP Units for Common Shares on a one-for-one basis at any time, subject to customary anti-dilution protections and adjustment provisions, and to a limitation on the maximum number of Common Shares for which Exchangeable LP Units may be exchanged at any time. See “Material Contracts - Limited Partnership Agreement”. Capital Power agreed to not issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Common Shares entitling them to subscribe for or purchase Common Shares, evidences of indebtedness or assets of Capital Power, unless the equivalent of such Common Shares, rights, options, warrants, securities, evidences of indebtedness or other assets are simultaneously issued or distributed to holders of Exchangeable LP Units. Capital Power agreed to not issue any additional Special Voting Shares following completion of the Reorganization without the prior written consent of holders of at least 66 2/3% of the outstanding Exchangeable LP Units.

The exchange rights under the Exchange Agreement may be assigned by the holders of Exchangeable LP Units, in whole or in part, in connection with a transfer of Exchangeable LP Units; provided, however, that each holder of Exchangeable LP Units will agree that it will not transfer Special Voting Shares separately from the Exchangeable LP Units to which they relate, except to an affiliate in accordance with the terms and conditions of the Exchange Agreement.

Social Objectives Agreement

Pursuant to the Social Objectives Agreement, the Company agreed to maintain its head office in the City of Edmonton in the Province of Alberta and to maintain at least 350 employees based in the City of Edmonton for a period of 25 years following completion of the IPO. In February 2014, the Social Objectives Agreement was amended by agreement among the Company, EPCOR, and the City of Edmonton to replace the requirement for the Company to maintain at least 350 employees in the City of Edmonton with a requirement for the Company to maintain two-thirds of its corporate shared service employees in the City of Edmonton. See “Capital Structure - Capital Power Corporation - Special Limited Voting Share”.

Back-to-Back Credit Agreement

In connection with the Reorganization, CPLP issued $896 million of long-term indebtedness to EPCOR pursuant to the Back-to-Back Credit Agreement. The indebtedness of CPLP to EPCOR mirrors existing indebtedness of EPCOR under debt issued by EPCOR to the public, which is to be repaid on the originally-scheduled maturity dates of such mirrored debt ranging from 2010 to 2018, and bears interest at rates corresponding to the interest rates of each component of the mirrored debt ranging from 5.80% to 9.00%. The indebtedness of CPLP to EPCOR also includes an amount sufficient to meet existing obligations of EPCOR related to indebtedness of the City of Edmonton assumed by EPCOR, which will be repaid in accordance with an amortization schedule.

As of October 10, 2013, EPCOR no longer owns, directly or indirectly, at least 20% of the outstanding partnership units in CPLP and therefore may by written notice require repayment of all or any portion of the outstanding principal amount under the credit agreement and accrued interest. If the principal amount required to be repaid is less than $200 million, then such principal amount and accrued interest shall be payable 180 days after EPCOR gives notice requiring repayment, and, if the principal amount required to be paid is $200 million or more, then such principal amount and accrued interest shall be payable 365 days after EPCOR gives notice requiring repayment. The long-term debt payable to EPCOR requires CPLP to meet certain financial covenants and contemplates certain events of default including the acquisition of more than 50% of the voting equity of CPLP or of CPLPGP.

Shareholder Rights Plan Agreement

On November 20, 2012, the Board approved the adoption of a shareholder rights plan (Rights Plan). The Rights Plan agreement, dated November 20, 2012 between the Company and Computershare Trust Company of Canada, as rights agent, and the Rights Plan were confirmed and ratified by the Company’s shareholders at its annual meeting of shareholders on April 26, 2013.

The Rights Plan authorizes the issuance of one right (Right) in respect of each Common Share and Special Voting Share (collectively the Voting Shares). The Rights initially trade with and are represented by the certificates representing the Voting Shares, and until such time as the Rights separate from the Voting Shares and become exercisable, Rights certificates will not be distributed to shareholders.

For the purposes of the Rights Plan, each Special Voting Share issued in conjunction with an Exchangeable LP Unit will be treated as a single Voting Share with such Exchangeable LP Unit. One Right will be issued in respect of each such Special Voting Share and Exchangeable LP Unit (and not on the exchange of such Exchangeable LP Unit for Voting Shares). Such Special Voting Share and Exchangeable LP Unit will only be counted once in any determination of the number of Voting Shares.

Each Right is initially attached to and will trade with the Voting Shares in respect of which it was issued. The Rights will separate from the Voting Shares to which they are attached and become exercisable after the time (Separation Time) which (subject to the Board deferring the Separation Time) is the close of business ten trading days following the date of public announcement that a person has become an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not in compliance with the provisions of the Rights Plan.

Upon the occurrence of any transaction or event in which a person (an Acquiring Person), including associates and affiliates and others acting jointly or in concert, acquires (other than pursuant to a Permitted Bid (as defined in the Rights Plan) or another exemption available under the Rights Plan) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares of the Company (a Flip-in Event), any Rights held by an Acquiring Person will become void and the Rights held by all other holders of Rights will permit such holders to purchase Common Shares at a substantial discount to their then prevailing market price.

A bidder can make a take-over bid and acquire Common Shares of the Company without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid. The Rights Plan also allows for a competing Permitted Bid (Competing Permitted Bid) to be made while a Permitted Bid is in existence, as long as the Competing Permitted Bid satisfies certain conditions.

With the consent by majority vote of Independent Shareholders (as defined in the Rights Plan) prior to the Separation Time, or the consent by majority vote of the independent holders of Rights after the Separation Time, the Board may redeem all of the outstanding Rights at a price of $0.00001 per right. With the consent by majority vote of Independent Shareholders prior to the Separation Time, the Board may waive the application of the Rights Plan to a Flip-in Event that occurs other than by means of a takeover bid made by way of a takeover bid circular sent to all holders of Voting Shares. Without the approval of shareholders or holders of Rights, the Board may waive the application of the Rights Plan to a Flip-in Event that occurs by means of a takeover bid made by way of a takeover bid circular sent to all holders of Common Shares.

The Rights Plan is discussed in greater detail in the Company’s material change report dated November 29, 2012, which is incorporated herein by reference and is available on SEDAR.

The Rights Plan has been approved by the Toronto Stock Exchange. The Rights Plan will expire unless re-approved at the annual meeting of shareholders in 2016.

INTERESTS OF EXPERTS

The Company’s auditors are KPMG LLP, Chartered Accountants, 10125 – 102 Street, Edmonton, Alberta T5J 3V8. KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDIT COMMITTEE

Audit Committee Mandate

The responsibilities and duties of the Audit Committee are set out in the Committee’s Terms of Reference, provided in Appendix A to this AIF.

Composition of the Audit Committee

As of December 31, 2014, the Audit Committee was composed of William Bennett (Chair), Doyle Beneby Philip Lachambre, Allister McPherson and Margaret (Peggy) Mulligan. As Chair of the Board, Donald Lowry also attends Audit Committee meetings in an ex-officio, non-voting capacity. On February 20, 2015, Mr. Bennett resigned as Chair of the Audit Committee and Mr. Lachambre was appointed Chair of the Audit Committee. The Board has determined that all members of the Audit Committee are “independent” and “financially literate” as such terms are defined under applicable Canadian securities law and mandated under the Board terms of reference. See “Directors and Officers”.

The Board based the determination regarding financial literacy on the education and breadth and depth of experience of each Audit Committee member, as summarized in the following table:

AC Member	Relevant Education and Experience
William Bennett	•	a member of the Board of The Toronto-Dominion Bank since 2005 (currently serves on its Risk Committee and as its Audit Committee Chair)
	•	a member of the Board of TD Bank, N.A. (currently serves on its Risk Committee and as its Audit Committee Chair)
	•	a designated audit committee financial expert of The Toronto- Dominion Bank pursuant to Item 407(d)(5)(ii) of Regulation S-K, promulgated by the U.S. Securities and Exchange Commission
	•	former president and chief executive officer of Draper & Kramer, Inc. (a Chicago-based financial services and real estate company)
	•	former executive vice president and chief credit officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago
	•	former director of Nuveen Investments Bond and Mutual Funds (served as Chair of the Audit Committees)
	•	holds an undergraduate degree in economics from Kenyon

AC Member	Relevant Education and Experience
College and a Master of Business Administration from the University of Chicago
Doyle Beneby	•	currently the President and Chief Executive Officer of CPS Energy (the largest municipally-owned gas and electric utility company in the U.S.)
	•	formerly served as Senior Vice President and Acting President of Exelon Corporation from 2009 to 2010
	•	has an MBA
Philip Lachambre	•	formerly Executive Vice President and Chief Financial Officer of Syncrude Canada Ltd.
	•	holds a Bachelor of Commerce degree from the University of Alberta, and is a graduate of the Executive Management Program of the University of Western Ontario
	•	has previously served as the Chair of the Audit Committee of Flint Energy Services Ltd., PowerComm Inc. and GLM Industries LP
Allister McPherson	•	former deputy provincial treasurer (Finance and Revenue) for the Province of Alberta
	•	has served on the Audit Committee of EPCOR Utilities Inc. since 2008, as chair of The Churchill Corporation’s Audit Committee from 2009 to 2014, and is currently an external member of the University of Alberta’s Investment Committee

Margaret (Peggy) Mulligan	•	currently Chair of the Audit Committees of Energent Incorporated and The Ladies Professional Golf Association, and past Chair of the Audit Committee of MethylGene Inc.
	•	currently a director of Ontario Power Generation (OPG), and currently a member of the Audit Committees of OPG and Tuckamore Capital Management Inc.
	•	formerly Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals International, Inc. (formerly Biovail Corporation)
	•	formerly Executive Vice President, Chief Financial Officer and Treasurer of Linamar Corporation
	•	is a Chartered Accountant and Fellow of the Institute of Chartered Accountants of Ontario (medalist, Uniform Final Evaluation, 1981)
	•	holds a Bachelor of Mathematics degree

Policies and Procedures for the Engagement of Audit and Non-audit Services

Under its Terms of Reference, before Capital Power engages the external auditor for additional audit or non-audit services, the Audit Committee must pre-approve that engagement. If, for reasons of timing, pre-approval is not possible and it is not possible to wait until the next scheduled Audit Committee meeting, the Chair of the Audit Committee has the delegated authority to pre-approve non-audit services as long as the individual engagement fees are projected to be less than $100,000, subject to an annual maximum approval limit of $250,000. Any pre-approval must be reported to the Audit Committee for ratification at its next meeting. The Chair of Audit Committee did not pre-approve any non-audit services in 2014.

Auditor’s Fees

KPMG LLP has served as the Company’s auditors since its incorporation. Fees accrued by KPMG LLP to the Company for the year ended December 31, 2014 in respect of the Company and the Company’s subsidiaries were approximately $1.0 million as detailed below.

	Twelve Months Ended December 31, 2014 ($ Millions)	Twelve Months Ended December 31, 2013 ($ Millions)
Audit Fees	1.0	1.2
Audit Related Fees	-	-
Tax fees	-	-
All Other fees	-	-
Total	1.0	1.2

Audit fees – Audit fees billed are for professional services rendered for the audit and review of the financial statements of the Company or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit related fees – Audit related fees are for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under audit fees listed above.

Tax fees – Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

All other fees – All other fees are fees for services other than audit fees, audit related fees and tax fees.

Other Committees

Apart from the Audit Committee, the Board of Directors has established: (i) the Corporate Governance, Compensation and Nominating Committee to oversee matters relating to corporate governance, compensation and nomination; and (ii) the Health, Safety and Environment Committee to oversee matters relating to the impact of the Company’s operations on the environment and on workplace health and safety. Mr. Lowry, the Chair of the Board, is a non-voting ex-officio member of all committees. The members of these committees as at December 31, 2014 were as follows:

Corporate Governance, Compensation and Nominating Committee

Mr. Albrecht Bellstedt, Chair

Mr. Hugh Bolton(1)

Mr. Richard Cruickshank

Ms. Margaret (Peggy) Mulligan

Mr. Don Lowry (ex-officio)

Health, Safety and Environment Committee

Mr. Doyle Beneby, Chair(2)

Mr. Albrecht Bellstedt

Mr. William Bennett

Mr. Philip Lachambre

Mr. Don Lowry (ex-officio)

Notes:

(1)	Mr. Hugh Bolton was appointed to this committee effective July 24, 2014. Mr. Brian Bentz served on this committee up until July 25, 2014.

(2)	Mr. Doyle Beneby was appointed chair of this committee effective October 24, 2014. Mr. Brian Bentz served on and chaired this committee until his resignation as a director effective September 14, 2014.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.capitalpower.com

Additional financial information is provided in the Company’s annual audited consolidated financial statements and MD&A for the year ended December 31, 2014.

The “Risks and Risk Management” section of the Company’s MD&A dated February 20, 2015 for the year ended December 31, 2014 is incorporated herein by reference and is available on SEDAR.

The Company’s material change report dated November 29, 2012 is incorporated herein by reference and is available on SEDAR.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensations plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of securityholders that involved the election of directors.

APPENDIX “A”

AUDIT COMMITTEE

TERMS OF REFERENCE

A.	OVERVIEW AND PURPOSE

1.	The Audit Committee (the “Committee”), except to the extent otherwise provided by law, is responsible to the Board of Directors (the “Board”) of Capital Power Corporation (the “Corporation”). The Committee provides assistance to the Board in fulfilling its oversight responsibility to shareholders of the Corporation, the investment community and others in relation to the integrity of the Corporation’s financial statements, financial reporting processes, systems of internal accounting and financial controls, the risk identification assessment conducted by Management and the programs established by Management and the Board in response to such assessment, the internal audit function and the external auditors’ qualifications, independence, performance and reports to the Corporation. In addition, the Committee monitors, evaluates, advises or makes recommendations, in accordance with these terms of reference and any other directions of the Board, on matters affecting the financial and operational control policies and practices relating to the Corporation, including the external, internal or special audits thereof.

2.	Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The Committee is responsible for reviewing Management’s actions and has the authority to investigate any activity of the Corporation. The primary responsibilities of the Committee include:

a)	assessing the processes related to identification of the risks and effectiveness of the Corporation’s control environment, as they relate to the production of financial statements and other publicly disclosed financial information;

b)	overseeing and monitoring the Corporation’s financial reporting;

c)	evaluating the Corporation’s internal control systems for financial reporting;

d)	overseeing the audit of the Corporation’s financial statements;

e)	overseeing and monitoring the qualifications, independence and performance of the Corporation’s external auditors;

f)	maintaining direct lines of communication between the Corporation’s external auditors, its internal auditing department, Management and the Board;

g)	evaluating the internal and external, and any special, audit processes; and

h)	monitoring and evaluating the Corporation’s financial risks.

3.	The Committee will have unrestricted access to the Corporation’s personnel and documents, including its internal auditors, and will be provided with the resources required to carry out its responsibilities. The Committee is authorized to retain, at the expense of the Corporation, independent outside advisors and consultants as it sees fit to assist it in carrying out its duties and responsibilities.

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4.	The Committee will be the direct report for the external auditors, will evaluate their performance and will recommend their compensation to the Board.

B.	STRUCTURE AND MEMBERSHIP

1.	The Committee will be composed of such number of directors as may be specified by the Board from time to time, which number will be not less than three.

2.	At the first meeting of the Board following the Corporation’s annual general meeting, Committee Members (“Committee Members”) and the Committee Chair will be appointed by the Board on the recommendation of the Corporate Governance, Compensation and Nominating Committee (the “CGCN Committee”).

3.	All Committee Members will be independent and unrelated, as set forth in all applicable securities laws and regulations or the rules or guidelines of any stock exchange on which the securities of the Corporation are listed for trading (including, without limitation, National Instrument 52-110 Audit Committees or “NI 52-110”, as implemented by the Canadian Securities Administrators and as amended or replaced from time to time), and have no relationship with the Corporation that may materially interfere with the ability of each Committee member to act with a view to the best interests of the Corporation.

4.	All Committee Members will be financially literate (as such term is defined in NI 52-110). At least one member of the Committee will have a professional accounting designation or equivalent financial expertise as determined by the Board.

C.	DUTIES AND RESPONSIBILITIES

The Committee will:

1.	Review the Corporation’s annual audited financial statements including the notes thereto, management’s discussion and analysis, earnings press releases and annual information forms before such documents are submitted to the Board for approval, including any report or opinion to be rendered in connection therewith, and make recommendations as to their approval by the Board.

2.	Review, and make recommendations for subsequent approval by the Board, the Corporation’s quarterly financial statements including the notes thereto, management’s discussion and analysis and earnings press releases of the Corporation.

3.	Review with Management, the external auditors and, if necessary, internal and external legal counsel, any material litigation, claim, compliance issues, or regulatory or other contingency that could have a material effect upon the financial position or operating results of the Corporation and the manner in which these will be, or have been, disclosed in the Corporation’s financial statements.

4.	Review on a quarterly basis with the CFO and General Counsel, and if necessary, external legal counsel, the status of all material litigation, claims, compliance issues, or regulatory or other contingencies faced by the Corporation.

5.	Review, or establish procedures for the review of, all public disclosure documents containing audited, unaudited or forward-looking financial information before release by the Corporation, including any prospectus, management information circulars, offering memoranda, annual reports, management certifications, management’s discussion and analysis, annual information forms and press releases.

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6.	As required, review Management’s plans and strategies around investment practices, banking performance and treasury risk management.

7.	Assess Management’s procedures to ensure compliance by the Corporation with its loan and indenture covenants and restrictions, if any.

8.	Monitor the appropriateness of the accounting policies and practices and financial reporting used by the Corporation, review any actual and prospective significant changes to such accounting policies and practices financial reporting to be adopted by the Corporation and review and assess any new or proposed developments in accounting and reporting standards that may affect or have an impact on the Corporation.

9.	Review and recommend the nomination of the external auditors to the Board for appointment by the shareholders at the Corporation’s annual general meeting. In connection therewith, the Committee will review the experience and qualifications of the external auditors’ senior personnel who are providing audit services to the Corporation and the quality control procedures of the external auditors.

10.	Review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the independence of the Corporation’s external auditors, including, without limitation (i) requesting, receiving and reviewing, at least annually, a formal written report from the external auditors delineating all relationships that may reasonably bear on the independence of the external auditors with respect to the Corporation; and (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors. Following receipt and review of the external auditors’ report and discussion with the external auditors, recommending that the Board, in response to the relationships or services disclosed in the report, take appropriate action to satisfy itself of the external auditors’ independence.

11.	Discussing with the Board whether, due to the passage of time or for other reasons, it would be appropriate to change the Corporation’s external auditors or the audit engagement partner and, after consultation with appropriate Management, recommending either that the external auditors be changed or retained for each future fiscal year.

12.	Review and recommend to the Board for approval the compensation paid to the external auditors on an annual basis.

13.	Review and pre-approve all non-audit services performed by the external auditors in relation to the Corporation and its subsidiaries. If, due to timing issues, the pre-approval of non-audit services must be expedited and it is not practical to wait until the next scheduled Committee meeting, the Chair is delegated, on behalf of the Committee, to pre-approve the non-audit services when the individual engagement fees are projected to be less than $100,000, subject to an annual maximum approval limit of $250,000, and any such pre-approval will be reported to the Committee for ratification at its next meeting.

14.	Oversee the work of the external auditor, including reviewing and approving the planning of the annual audit and reviewing the results thereof with the external auditors, including:

a)	approving the auditors’ engagement letters;

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b)	approving the scope of the audit, including materiality, audit reports required, area of audit risk, timetable and deadlines;

c)	reviewing with the external auditors the quality, not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting and the degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates;

d)	reviewing the post-audit management letter together with Management’s responses;

e)	reviewing any other matters the external auditors bring to the attention of the Committee;

f)	resolving disagreements with Management regarding financial reporting;

g)	reviewing accruals, reserves and estimates which could have a significant effect on financial results;

h)	reviewing the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles (“GAAP”); and

i)	reviewing interim review engagement reports.

The Corporation’s external auditors are ultimately accountable to the Board and the Committee as representatives of the shareholders of the Corporation, and will report directly to the Committee.

15.	Review the rationale for any proposed change in auditors which is not initiated by the Committee or the Board.

16.	Review reports from external auditors respecting their internal quality control procedures, peer reviews and investigations by governmental or professional authorities.

17.	Obtain and review annually, prior to the completion of the external audit: (a) a report from the external auditors describing: (i) all critical accounting policies used by the Corporation in the preparation of its annual and interim financial statements; (ii) all alternative treatments of financial information within GAAP that have been discussed with Management; (iii) the ramifications of the use of such alternative treatments; and (iv) the treatment preferred by the external auditors; and (b) all other material written communications.

18.	Obtain reasonable assurance from discussions with and/or reports from Management and reports from external and internal auditors that the Corporation’s accounting systems are reliable and that the prescribed internal controls are operating effectively.

19.	Assess whether Management has implemented policies ensuring that the Corporation’s financial risks are identified and that controls are adequate, in place and functioning properly. In connection therewith, as part of the financial risk assessment, Management will prepare tax compliance and planning strategies annually for review by the Committee, including a review of any tax reserves.

20.	Monitor compliance with the Corporation’s Ethics Policy and ensure Management Compliance Certificates are received from Management quarterly.

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21.	Meet with the external auditors, at least annually and when requested by the external auditors, without Management representatives present.

22.	Meet with the internal auditors, at least annually or as requested by the internal auditors, without Management representatives present.

23.	Review and ensure that appropriate liaison and cooperation exists where necessary between the external auditors and the internal auditors, and provide a direct line of communication between the external and internal auditors, the Committee and the Board.

24.	Review the responses of Management to information requests from government or regulatory authorities in respect of filing documents required under securities legislation, which may affect the financial reporting of the Corporation.

25.	Review and approve the annual internal audit plan, including the mandate, staffing, scope and objectives of the internal audit department, and receive and review all financial internal audit reports issued in relation thereto.

26.	Receive and review all follow-up action or status reports relating to the non-financial recommendations of the external auditor, and the internal auditor.

27.	Obtain such information and explanations regarding the accounts of the Corporation as the Committee may consider necessary and appropriate to carry out its duties and responsibilities.

28.	Annually review the performance, budget and independence of the internal audit function and direct the CFO to make any changes necessary.

29.	Establish procedures for receiving, retaining and responding to complaints relating to accounting, internal accounting controls or auditing matters, on a basis that protects the confidentially of the complainant.

30.	Review and approve the hiring policies regarding employees and former employees of the present and former external auditors.

31.	Periodically assess procedures for the review of disclosure of financial information, extracted or derived from the Corporation’s financial statements.

32.	Review and monitor quarterly results of financial and commodity exposure management activities, including foreign currency and interest rate risk strategies, counterparty credit exposure and the use of derivative instruments, and ensure that they are appropriately reflected in the Corporation’s financial reporting.

33.	Monitor and evaluate the Corporation’s insurance programs.

34.	Review with Management and the external auditor any off balance sheet arrangements and special purpose vehicle structures.

35.	Review disclosure made to the Committee by the President and CEO, the CFO and the General Counsel of a violation of applicable securities laws, a breach of a fiduciary duty under applicable laws or a similar violation by the Corporation or by any officer, director, employee or agent of the Corporation, which has been reported to the Committee, and determine whether an investigation is necessary regarding any such violation and report to the Board.

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36.	Receive, review and consider the annual and interim certificates provided by the President and CEO and CFO of the Corporation pursuant to National Instrument 52-109Certification of Disclosure in Issuers’ Annual and Interim Filings, as implemented by the Canadian Securities Administrators and as amended or replaced from time to time, along with reports from the Corporation’s Disclosure Committee regarding the design and effectiveness of the Corporation’s disclosure controls and internal controls over financial reporting.

37.	Conduct all other matters required by law or stock exchange rules to be dealt with by an audit committee.

38.	Review annually these terms of reference and recommend any required material changes to the Corporate Governance, Compensation and Nominating Committee for further recommendation to the Board.

39.	Conduct a regular, periodic self-assessment relating to Committee effectiveness and performance.

40.	Report to the Board as required.

D.	MEETINGS

1.	The Committee will meet at least quarterly and may call other meetings as required.

2.	The minutes of the Committee meetings will accurately record the decisions reached and will be distributed to Committee Members, and, as directed by the Committee, to other Board members, the Senior Vice President and Chief Financial Officer (the “CFO”) and others.

3.	Committee meetings may be called by the Committee Chair or by a majority of the Committee Members. In addition, the Committee Chair will call a meeting upon request of the external auditors. The Committee Chair will be a voting member and questions will be decided by a majority of votes.

4.	Meetings may be called with 24 hours’ notice, which may be waived, before or after the meeting, by Committee Members. Attendance at a meeting will be deemed to be waiver of notice of the meeting, except where the Committee member attends the meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting has not been duly called. All Committee Members are entitled to receive notice of every meeting.

5.	Meetings are chaired by the Committee Chair or in the Committee Chair’s absence, by a member chosen by the Committee amongst themselves.

6.	Agendas will be set by the Committee Chair with such assistance as the Committee Chair may request from the President and CEO, Senior Vice President, General Counsel and Corporate Secretary, CFO and auditors, and will be circulated with the materials for consideration at the meeting by the Committee Chair or the Corporate Secretary to all Committee Members and, if directed by the Committee Chair, to the Chair of the Board, the President and CEO, the Senior Vice President, General Counsel and Corporate Secretary and the Senior Vice President and CFO, no later than the day prior to the date of the meeting. However, it should be standard practice to deliver the agenda and draft materials for consideration at the meeting at least five business days prior to the proposed meeting except in unusual circumstances.

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7.	Except as provided in these terms of reference, the Chair of the meeting may establish rules of procedure to be followed at meetings.

8.	Meetings may be conducted with the participation of a member by telephone which permits all persons participating in the meeting to hear or communicate with each other. A member participating in a meeting by that means is deemed to be present at the meeting.

9.	The powers of the Committee may be exercised by vote at a meeting at which a majority of the Committee Members are present or by a resolution in writing signed by all Committee Members who would have been entitled to vote on the resolution at a meeting of the Committee. In the case of an equality of votes, the person acting as Chair of the Committee meeting will not be entitled to a second or casting vote.

10.	A resolution in writing may be signed and executed in separate counterparts by Committee Members and the signing or execution of a counterpart will have the same effect as the signing or execution of the original. An executed copy of a resolution in writing or counterpart thereof transmitted by any means of recorded electronic transmission will be valid and sufficient.

11.	Attendance at all or a portion of Committee meetings by staff, other directors, the auditors and others will be determined by the Committee.

12.	The Corporate Secretary, or such other person as may be designated by the Committee, will keep minutes of the proceedings of all meetings of the Committee, which following Committee approval, will, subject to determination by the Committee otherwise, be available to any member of the Board. All minutes will be circulated to the Non-EPCOR Elect Chair and the Chair of the Board. With the exception of “in camera” items, minutes will be circulated to those receiving the agenda. Minutes will be retained by the Corporate Secretary.

13.	The Committee may delegate its power and authority to individual Committee Members, where the Committee determines it is appropriate to do so in order for necessary decisions to be made between meetings of the Committee and where such delegation is permitted by law. Any such decisions will be reported to the Committee at its next meeting.